   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 1997
                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              HUGHES SUPPLY, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                             ---------------------

                          FLORIDA                                                    59-0559446
      (State or Other Jurisdiction of Incorporation or                (I.R.S. Employer Identification Number)
                        Organization)

                             20 NORTH ORANGE AVENUE
                                   SUITE 200
                             ORLANDO, FLORIDA 32801
                                 (407) 841-4755
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                                J. STEPHEN ZEPF
                     TREASURER AND CHIEF FINANCIAL OFFICER
                              HUGHES SUPPLY, INC.
                             20 NORTH ORANGE AVENUE
                                   SUITE 200
                             ORLANDO, FLORIDA 32801
                                 (407) 841-4755
 (Name, Address, Including Zip Code, and Telephone Number of Agent for Service)
                             ---------------------
                          COPIES OF COMMUNICATIONS TO:

                             G. WILLIAM SPEER, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                                SIXTEENTH FLOOR
                           191 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time following the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                            --------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                     --------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                       PROPOSED            PROPOSED
                                                     AMOUNT             MAXIMUM             MAXIMUM            AMOUNT OF
             TITLE OF SECURITIES                     TO BE          AGGREGATE PRICE        AGGREGATE         REGISTRATION
              TO BE REGISTERED                     REGISTERED        PER SHARE(1)      OFFERING PRICE(1)          FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock par value $1.00 per share.......   1,407,925 shares        $32.875           $46,285,534           $14,026
-----------------------------------------------------------------------------------------------------------------------------
Rights to purchase Series A Junior
  Participating Preferred Stock, no par value
  per share..................................   1,407,925 rights          N/A                 N/A               $100(2)
=============================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee and calculated in accordance with Rule 457(c) under the Securities Act on the basis of the last reported sale price of the Company's Common Stock on February 12, 1997, as reported by the New York Stock Exchange.
(2) The rights to purchase the Series A Junior Participating Preferred Stock will be attached to and traded with shares of the Company's Common Stock. Value attributable to such rights, if any, will be reflected in the market price of the shares of the Company's Common Stock. The fee paid represents the minimum statutory fee pursuant to Section 6(b) of the Securities Act.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

PROSPECTUS

                                1,407,925 SHARES

                              HUGHES SUPPLY, INC.

                                  COMMON STOCK
                             ---------------------
     This prospectus (this "Prospectus") relates to the offering by the selling shareholders named herein (the "Selling Shareholders") of up to an aggregate of 1,407,925 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Hughes Supply, Inc., a Florida corporation ("Hughes Supply" or the "Company"), consisting of: (i) 27,218 shares of Common Stock (the "Gayle Shares") issued pursuant to the Acquisition Agreement (the "Gayle Agreement") dated May 1, 1996 by and among the Company, Gayle Supply Company, Inc., an Alabama corporation ("Gayle Supply"), and the shareholders of Gayle Supply; (ii) 209,933 shares of Common Stock (the "Juno Shares") issued pursuant to the Acquisition Agreement (the "Juno Agreement") dated September 16, 1996 by and among the Company, Juno Industries, Inc., a Florida corporation ("Juno"), and the shareholders of Juno; (iii) 94,364 shares of Common Stock (the "PPP Shares") issued pursuant to the Acquisition Agreement (the "PPP Agreement") dated September 30, 1996 by and among the Company, Palm Pool Products, Inc., a Michigan corporation ("PPP"), and the shareholders of PPP; (iv) 68,211 shares of Common Stock (the "CWI Shares") issued pursuant to the Acquisition Agreement (the "CWI Agreement") dated November 5, 1996 by and among the Company, Coastal Wholesale, Inc., a Florida corporation ("CWI"), and the shareholders of CWI; (v) 120,000 shares of Common Stock (the "WES Shares") issued pursuant to the Acquisition Agreement (the "WES Agreement") dated December 2, 1996 by and among the Company, Wholesale Electric Supply Corporation, a New York corporation ("WES"), and the shareholder of WES; (vi) 147,747 shares of Common Stock (the "PPSC Shares") issued pursuant to the Acquisition Agreement (the "PPSC Agreement") dated December 11, 1996 by and among the Company, Panhandle Pipe & Supply Co., Inc., a West Virginia corporation ("PPSC"), and the shareholders of PPSC; (vii) 256,610 shares of Common Stock (the "Sunbelt Shares") issued pursuant to the Acquisition Agreement (the "Sunbelt Agreement") dated December 30, 1996 by and among the Company, Sunbelt Supply Co., a Texas corporation ("Sunbelt"), and the shareholders of Sunbelt; and (viii) 483,842 shares of Common Stock (the "Metals Shares") issued pursuant to the Acquisition Agreement (the "Metals Agreement") dated January 24, 1997 by and among the Company, Metals, Incorporated, Stainless Tubular Products, Inc., Metals, Inc. - Gulf Coast Division, each an Oklahoma corporation (collectively, the "Metals Group"), and the shareholders of the Metals Group (The Gayle Shares, the Juno Shares, the PPP Shares, the CWI Shares, the WES Shares, the PPSC Shares, the Sunbelt Shares and the Metals Shares are collectively referred to herein as the "Shares").

     The Shares, when sold, will be sold by and for the account of the Selling Shareholders. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. See "Use of Proceeds." The Company's Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "HUG." On February 14, 1997, the last sale price for the Common Stock as reported on the NYSE was $32.875 per share.

     All expenses relating to the distribution of the Shares shall be borne by the Company, other than selling commissions and fees and expenses of counsel and other representatives of the Selling Shareholders. See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------
     The Company has been advised by the Selling Shareholders that the Selling Shareholders, acting as principals for their own accounts, directly, through agents designated from time to time, or to or through broker-dealers or underwriters also to be designated, may sell all or a portion of the Shares offered hereby from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Shareholders from the sale of the Shares sold by the Selling Shareholders pursuant to this Prospectus will be the purchase price of such shares less any commissions. See "Plan of Distribution."

     Any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
                             ---------------------
               The date of this Prospectus is February   , 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1104, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at prescribed rates at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants such as the Company. This Web site may be accessed at http://www.sec.gov. In addition, the Common Stock of the Company is traded on the NYSE, and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the NYSE, Room 401, 20 Broad Street, New York, New York 10005.

     The right to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, no par value per share (collectively, "Rights"), is attached to each share of Common Stock, including each share of Common Stock offered hereby. Any reference in this Prospectus to the Common Stock shall include such Rights. This Prospectus, which constitutes part of the
Registration Statement on Form S-3 (Registration No. 333-      ) (the
"Registration Statement") filed by the Company with the Commission under the Securities Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. This Prospectus does not contain all information set forth in the Registration Statement. Certain parts of the Registration Statement have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement which can be inspected at the public reference rooms at the offices of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions thereof, filed by the Company with the Commission under the Exchange Act and the Securities Act, are incorporated herein by reference:

          (a) Hughes Supply's Annual Report on Form 10-K (File No. 001-08772) for the year ended January 26, 1996;

          (b) Hughes Supply's Quarterly Reports on Form 10-Q for the quarters ended April 30, 1996, July 31, 1996 and October 31, 1996;

          (c) Hughes Supply's Current Reports on Form 8-K, as filed with the Commission on March 27, 1996, May 13, 1996, October 23, 1996 and February 14, 1997;

          (d) Hughes Supply's Proxy Statement for the Annual Meeting of Shareholders held on May 21, 1996; and

          (e) Hughes Supply's Registration Statement on Form S-3 (File No. 333-15675), as filed with the Commission on November 6, 1996.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or to any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which shall have been or may be incorporated in this Prospectus by reference (not including exhibits to such information, unless such exhibits are specifically incorporated by reference into such information). Requests for such copies shall be directed to Hughes Supply, Inc., Attention: J. Stephen Zepf, Treasurer and Chief Financial Officer, at 20 North Orange Avenue, Suite 200, Orlando, Florida 32801, telephone (407) 841-4755.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the supplemental financial statements and consolidated financial statements and related notes thereto included elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, the terms "Company" and "Hughes Supply" mean Hughes Supply, Inc., its subsidiaries and its predecessors. The Company's fiscal year ends on the last Friday in January of each year. The supplemental financial statements and information contained in this Prospectus give retroactive effect to the Company's mergers with PPSC, Sunbelt and the Metals Group which were consummated after October 31, 1996 and were accounted for as poolings of interests.

                                  THE COMPANY

     Hughes Supply is one of the largest diversified wholesale distributors of materials, equipment and supplies for the construction and industrial markets operating primarily in the southeastern and midwestern United States. As of December 31, 1996, the Company distributed more than 130,000 products through 272 branches located in 25 states and Puerto Rico. The Company's customers are subcontractors, general contractors, utilities, municipalities and manufacturers. Management believes that the Company holds a significant market share in a majority of its local markets and is one of the largest distributors of its range of products in the southeastern and midwestern United States. The Company's largest geographic market is Florida (representing approximately 40% of fiscal 1996 net sales), which is one of the largest commercial and residential construction markets in the United States.

     The products which the Company distributes are used in new construction for commercial, residential, utility and industrial applications and for replacement and renovation projects. Such products include materials and supplies associated with the Company's nine major product groups as follows: electrical; plumbing; water and sewer; air conditioning and heating; industrial pipe, valves and fittings; building materials; electric utilities; water systems; and pool equipment and supplies. Each product group is sold by the Company's own specialized and experienced sales force consisting of outside sales representatives and inside account executives. Management believes that the Company's mix of commercial, residential, utility and industrial business, geographic diversification and multiple product groups reduces the impact of economic cycles on the Company's net sales and profitability. Management believes that no other company competes against it across all of its product groups.

     The Company's principal business objective is to achieve profitable growth, both internally and through selective acquisitions, primarily in existing and contiguous geographic markets. The Company has grown internally through increases in comparable branch net sales and new branch openings and the addition of new product groups. Since January 29, 1993, the Company has opened 30 new branches (exclusive of new branches acquired through acquisitions). In addition, the Company continues to pursue an active acquisition program as a result of opportunities presented by the substantial size and highly fragmented ownership structure of its industry. Based upon estimates available to the Company, industry sales in the United States of products sold by the Company exceeded $100 billion in 1995, and no wholesale distributor of these products accounted for more than 2% of the total market. Since January 29, 1993, the Company has completed 34 acquisitions representing 117 branches. In addition to increased geographic penetration, acquisitions often provide opportunities for the Company to gain market share and to enhance and diversify product offerings. Management believes that the most cost effective way for the Company to enter new geographic markets is through acquisitions. All of the Company's significant acquisitions have been accretive to the Company's earnings per share.

     The Company's acquisition strategy is to acquire profitable distribution businesses with strong management and well-developed market positions and customer franchises. Acquisitions can generally be categorized as fill-in acquisitions or new market acquisitions. Fill-in acquisitions are generally smaller in size and represent new branches within existing product groups and existing geographic markets. Since January 29, 1993, the Company has completed fill-in acquisitions of 36 branches, and management believes that significant additional fill-in acquisition opportunities are available.

     New market acquisitions represent the addition of new product groups, within related commercial construction and industrial products categories, or the entry into new geographic markets, or both. During the last three fiscal years, the Company has increasingly focused on new market acquisitions with the goal of adding products and product groups with higher gross margins, increasing sales to the replacement and industrial markets (which tend to be less cyclical than new construction markets), achieving greater geographic diversification and developing additional opportunities for future fill-in acquisitions and new branch openings. Recent new market acquisitions completed by the Company include: (i) The Treaty Distribution Group, resulting in a significant increase in the Company's water and sewer products business in new geographic markets;
(ii) Moore Electric Supply, Inc. ("Moore Electric"), resulting in a significant increase in the Company's electrical products business in new geographic markets; (iii) Florida Pipe & Supply Company ("FPS"), the Company's initial entry into the industrial pipe, valve and fitting market; (iv) Electric Laboratories and Sales Corporation and ELASCO Agency Sales, Inc. (collectively, "ELASCO"), resulting in a significant increase in the Company's electric utilities business in new geographic markets; (v) PVF Holdings, Inc. ("PVF"), resulting in a significant increase in the Company's industrial pipe, valve and fitting business in new geographic markets; (vi) Sunbelt, resulting in a significant increase in the Company's valve and fitting business in new geographic markets; and (vii) the Metals Group, resulting in a significant increase in the Company's specialty pipe, valve and fitting business as well as the metal fabrication business in new geographic markets.

     The Company's operating strategy is based on decentralizing customer related functions at the branch level, such as sales and local inventory management, and centralizing certain administrative functions at the corporate level, such as credit, human resources, finance and accounting, and management information systems. Other key elements of the Company's operating strategy include:

        - Comprehensive and diversified product groups;

        - Superior customer service;

        - Local market focus;

        - Well-trained and experienced workforce; and

        - Volume purchasing power.

     Hughes Supply differentiates itself from consumer-oriented, large format, do-it-yourself ("DIY") home center retailers with respect to the type of customer served, breadth of products offered and level of service provided. Management believes that the Company's customers, unlike DIY customers, are typically professionals who choose their building materials suppliers primarily on the basis of product availability, price, relationships with sales personnel, and the quality and scope of services offered by such suppliers. Furthermore, professional customers generally buy in large volumes, are involved in ongoing jobs or projects lasting months or years resulting in repeat buying situations, and require specialized services not typically provided by large format DIY home center retailers. Customer services provided by the Company include credit, design assistance, material specifications, scheduled job site delivery, job site visits to ensure satisfaction, technical product services, including blueprint take-off and computerized order quotes, and assistance with product returns. Accordingly, the Company has been able to serve customer groups that large format DIY home center retailers generally do not emphasize.

     As a result of the Company's operating and acquisition strategies, net sales increased to $1.2 billion in fiscal 1996 from $827.3 million in fiscal 1994, a compound annual growth rate of 22.6%; operating income increased to $39.3 million in fiscal 1996 from $16.8 million in fiscal 1994, a compound annual growth rate of 52.9%; and the number of branches increased to 226 branches at the end of fiscal 1996 from 151 branches at the end of fiscal 1994, a compound annual growth rate of 22.3%.

     Hughes Supply was founded as a general partnership in Orlando, Florida in 1928 and was incorporated as a Florida corporation in 1947. The Company's executive offices are located at 20 North Orange Avenue, Suite 200, Orlando, Florida 32801, and its telephone number is (407) 841-4755.

                                  RISK FACTORS

     For a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby, see "Risk Factors."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus, including the information incorporated by reference herein, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and is subject to the safe-harbor created by such sections. When used in this Prospectus, the words "believe," "anticipate," "estimate," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Certain factors that might cause such differences include, but are not limited to, the "Risk Factors" described herein.

                                  THE OFFERING

Common Stock being offered hereby...........................   1,407,925 shares
Common Stock outstanding (as of February 3, 1997)(1)........  11,520,298 shares
Common Stock to be outstanding after this offering(2).......  11,520,298 shares
NYSE symbol.................................................  HUG

---------------

(1) Includes all shares offered hereby.
(2) Assumes all shares offered hereby have been sold. Because the Selling Shareholders may sell all, some or none of the respective shares pursuant to this Prospectus, no actual estimate can be made of the aggregate number of shares that each Selling Shareholder will own upon completion of the offering to which this Prospectus relates.

       SUMMARY SUPPLEMENTAL CONSOLIDATED FINANCIAL AND OPERATING DATA(1)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         FISCAL YEARS ENDED                                NINE MONTHS ENDED
                                 -------------------------------------------------------------------   -------------------------
                                 JANUARY 26,   JANUARY 27,   JANUARY 28,   JANUARY 29,   JANUARY 31,   OCTOBER 31,   OCTOBER 31,
                                    1996          1995          1994          1993         1992(2)       1996(3)       1995(3)
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
STATEMENTS OF INCOME DATA:
Net sales......................  $1,242,446     $994,811      $827,251      $676,465      $648,010     $1,150,670     $938,481
Cost of sales..................     989,214      797,123       664,696       547,636       524,525        914,270      750,121
                                 ----------     --------      --------      --------      --------     ----------     --------
Gross profit...................     253,232      197,688       162,555       128,829       123,485        236,400      188,360
Operating expenses.............     213,946      170,617       145,749       119,340       119,445        191,033      157,950
                                 ----------     --------      --------      --------      --------     ----------     --------
Operating income...............      39,286       27,071        16,806         9,489         4,040         45,367       30,410
Interest expense...............       9,380        6,414         6,048         5,774         7,463          9,603        7,133
Interest and other income......       4,961        3,203         3,679         4,072         2,408          4,665        3,834
                                 ----------     --------      --------      --------      --------     ----------     --------
Income (loss) before income
  taxes........................      34,867       23,860        14,437         7,787        (1,015)        40,429       27,111
Income taxes (benefits)........      11,661        7,979         4,710         1,734        (1,359)        15,293        8,980
                                 ----------     --------      --------      --------      --------     ----------     --------
Net income.....................  $   23,206     $ 15,881      $  9,727      $  6,053      $    344     $   25,136     $ 18,131
                                 ==========     ========      ========      ========      ========     ==========     ========
Earnings per share:
  Primary......................  $     2.72     $   2.00      $   1.43      $   0.90      $   0.05     $     2.46     $   2.13
                                 ==========     ========      ========      ========      ========     ==========     ========
  Fully diluted................  $     2.70     $   1.98      $   1.34      $   0.90      $   0.05     $     2.45     $   2.12
                                 ==========     ========      ========      ========      ========     ==========     ========
Cash dividends per share.......  $     0.30     $   0.22      $   0.16      $   0.12      $   0.24     $     0.28     $   0.21
                                 ==========     ========      ========      ========      ========     ==========     ========
Pro forma earnings (loss) per
  share:(4)
  Primary......................  $     2.43     $   1.82      $   1.27      $   0.75      $  (0.09)    $     2.38     $   1.89
                                 ==========     ========      ========      ========      ========     ==========     ========
  Fully diluted................  $     2.41     $   1.80      $   1.21      $   0.75      $  (0.09)    $     2.38     $   1.88
                                 ==========     ========      ========      ========      ========     ==========     ========
OPERATING DATA:
Branches at end of period......         226          182           151           136           129            266          204
Comparable branch sales
  increases (decreases)(5).....         11%          14%           18%           (1%)         (10%)           10%          13%

                                                                   AS OF                 AS OF
                                                              JANUARY 26, 1996      OCTOBER 31, 1996
                                                              ----------------      ----------------
BALANCE SHEET DATA (END OF PERIOD):
Working capital.............................................      $217,146              $303,184
Total assets................................................       440,795               625,128
Long-term debt, less current portion........................       131,682               194,755
Shareholders' equity........................................       170,766               265,427

---------------

(1) The Company merged with PPSC, Sunbelt and the Metals Group in transactions consummated after October 31, 1996 and accounted for as poolings of interests. The Summary Supplemental Consolidated Financial and Operating Data gives retroactive effect to the mergers.
(2) Fiscal 1992 represents a 53-week fiscal year.
(3) Nine months ended October 31, 1996 and 1995 contain 40 and 39 weeks, respectively, and include the results of PVF commencing May 13, 1996.
(4) Pro forma earnings (loss) per share assumes that the earnings of ELASCO, a Subchapter S corporation acquired by the Company on April 26, 1996, and Metals, Incorporated and Stainless Tubular Products, Inc., also Subchapter S corporations acquired by the Company on January 24, 1997, would have been taxed at the Company's effective rate for each period presented. See Note 2 of Notes to Supplemental Consolidated Financial Statements.
(5) Comparable branch sales increases (decreases) are calculated for each period presented by comparing the net sales results in the period with the net sales results for the comparable prior year period (for branches that were open for the entire duration of both periods).

                                  RISK FACTORS

     In addition to the other information included or incorporated by reference in this Prospectus, prospective investors should consider carefully the following information relating to the Company and the Common Stock before making an investment in the Common Stock offered hereby.

RISKS OF ACQUISITION STRATEGY

     A significant portion of the Company's growth strategy is based upon the acquisition of other building products businesses. During the normal course of its business, the Company pursues suitable acquisition opportunities in selected markets. There can be no assurance, however, that the Company will be able to continue to identify and acquire appropriate businesses or obtain financing for such acquisitions on satisfactory terms. In addition, no assurance can be given that the Company will be successful in integrating acquired businesses into its existing operations, or that such integration will not result in unforeseen operational difficulties or require a disproportionate amount of management's attention. Future acquisitions may be financed through the incurrence of additional indebtedness or through the issuance of Common Stock or the issuance of equity-linked securities, which may be dilutive to the Company's shareholders. Furthermore, there can be no assurance that competition for acquisition opportunities in the building products industry will not escalate, thereby increasing the cost to the Company of making further acquisitions or causing the Company to refrain from making further acquisitions.

DEPENDENCE ON CONSTRUCTION MARKETS, ESPECIALLY IN FLORIDA

     Demand for the Company's products depends to a significant degree on the commercial, residential and industrial construction markets. The level of activity in the commercial construction market depends largely on vacancy and absorption rates, interest rates, regional economic outlooks, the availability of financing and general economic conditions. The level of activity in the residential construction market depends on new housing starts and residential renovation projects, which are a function of many factors, including interest rates, availability of financing, housing affordability, unemployment, demographic trends, gross domestic product growth and consumer confidence. The level of activity in the industrial construction market is linked to the industrial economic outlook, corporate profitability, interest rates and capacity utilization. Consequently, the level of activity in the commercial, residential and industrial construction markets is determined by factors that are not within the Company's control. Moreover, since such markets are sensitive to cyclical changes in the economy, future downturns in the economy or lack of further improvement in the economy could negatively affect the Company's results of operations, especially in Florida where approximately 40% of the Company's net sales were derived in fiscal 1996.

UNCERTAINTY OF SUPPLY AND PRICE OF PRODUCTS

     The Company distributes construction materials and supplies manufactured by over 5,500 manufacturers and suppliers, no one of which accounted for more than 5% of the Company's total purchases during fiscal 1996. Although the Company has a widely diversified base of suppliers, future supply shortages may occur from time to time as a result of unanticipated demand or production difficulties. In such cases, suppliers often allocate products among distributors, which could have a short-term adverse effect on the Company's results of operations. Although the Company has entered into strategic partnerships with certain suppliers, if the Company fails to maintain such strategic partnerships or if such suppliers cease to offer competitive pricing terms, the Company's results of operations may be adversely affected.

COMPETITION

     The building products industry is highly competitive and fragmented. The principal competitive factors in the Company's business are availability of materials and supplies, pricing of products, availability of credit, technical product knowledge as to application and usage, and advisory and other service capabilities. The Company competes with other wholesalers, manufacturers who sell certain lines directly to contractors and other customers of the Company and, to a limited extent, retailers in the markets for plumbing, electrical fixtures and supplies, building materials, pool supplies and contractor's tools. The Company's competition varies by product line, customer classification and geographic market. No assurance can be given that the Company will be able to respond effectively to the competitive pressures created by those entities, especially since certain of those entities have substantially greater financial and other resources than those of the Company.

RELIANCE ON EXECUTIVE OFFICERS

     The Company is highly dependent upon the skills, experience and efforts of its executive officers. Loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company's business and development. The Company's continued growth also depends in part on its ability to attract and retain qualified managers, salespersons and other key employees, and on its executive officers' ability to manage growth successfully. No assurance can be given that the Company will be able to attract and retain such employees or that such executive officers will be able to manage growth successfully.

LIMITATIONS ON PAYMENT OF DIVIDENDS

     The amount of future dividends, as well as the decision to pay any dividends, in respect of the Common Stock will depend on the Company's results of operations, capital requirements and financial condition and other factors that the Board of Directors deems relevant. In addition, certain debt instruments and agreements to which the Company and its subsidiaries are or may in the future become parties contain or may contain restrictive covenants and provisions that limit the amount of dividends payable by the Company.

VOLATILITY OF MARKET PRICE FOR COMMON STOCK

     From time to time after this offering, there may be significant volatility in the market price for the Common Stock. Operating results of the Company or of other companies participating in the building products industry, changes in general economic conditions and the financial markets, or other developments affecting the Company or its competitors could cause the market price for the Common Stock to fluctuate substantially. See "Dependence on Construction Markets, Especially in Florida" above.

                                USE OF PROCEEDS

     The Common Stock offered hereby is being offered for the accounts of the respective Selling Shareholders. The Company will receive no proceeds from the sale of such shares.

     SELECTED UNAUDITED PRO FORMA SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

     The unaudited Pro Forma Supplemental Consolidated Statements of Income of the Company for the nine months ended October 31, 1996 and the year ended January 26, 1996 gives effect to the following as if each had occurred at the beginning of the respective period: (i) the Company's acquisition of substantially all of the assets, properties and business of PVF and its subsidiaries and the assumption of certain of their liabilities (the "PVF Acquisition"); (ii) the Company's Common Stock offering and Senior Notes offering both completed in May 1996, and the application of the net proceeds therefrom by the Company; and (iii) the business combinations between the Company and ELASCO, PPSC, Sunbelt and the Metals Group, which were accounted for as poolings of interests.

     The PVF Acquisition was accounted for under the purchase method of accounting. The total purchase price was allocated to tangible and identifiable intangible assets and liabilities based on management's estimate of their fair values with the excess of cost over the fair value of the net assets acquired allocated to goodwill.

     The unaudited Pro Forma Supplemental Consolidated Statements of Income have been prepared by the Company based on the Supplemental Consolidated Financial Statements of the Company included in this Prospectus and of PVF incorporated by reference in this Prospectus. The unaudited Pro Forma Supplemental Consolidated Statements of Income are presented for illustration purposes only and do not purport to be indicative of the combined financial condition or results of operations that actually would have occurred if the transactions described above had been effected at the dates indicated or to project future financial condition or results of operations for any future period. In particular, PVF's gross margin may be adversely affected by fluctuations in prices for stainless steel and nickel alloy. In addition, the volatility of prices for stainless steel and nickel alloy may create cyclicality in PVF's operating performance. Therefore, management believes that the pro forma consolidated financial data are not necessarily indicative of future performance. The unaudited Pro Forma Supplemental Consolidated Statements of Income should be read in conjunction with the Supplemental Consolidated Financial Statements of the Company included in this Prospectus and of PVF incorporated by reference in this Prospectus.

                              HUGHES SUPPLY, INC.

       UNAUDITED PRO FORMA SUPPLEMENTAL CONSOLIDATED STATEMENT OF INCOME
                   FOR THE NINE MONTHS ENDED OCTOBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                   COMMON
                                                       PRO FORMA                                  STOCK AND
                                                      ADJUSTMENTS                                   NOTES       PRO FORMA
                          HUGHES          PVF           FOR PVF       PRO FORMA     PRO FORMA     OFFERING          AS
                        SUPPLY(A)    ACQUISITION(B)   ACQUISITION    ADJUSTMENTS     COMBINED    ADJUSTMENTS     ADJUSTED
                        ----------   --------------   -----------    -----------    ----------   -----------    ----------
Net Sales.............  $1,150,670      $29,427         $    --         $  --      $1,180,097       $ --        $1,180,097
Cost of Sales.........     914,270       19,726              --            --         933,996         --           933,996
                        ----------      -------         -------         -----       ----------      ----        ----------
  Gross Profit........     236,400        9,701              --            --         246,101         --           246,101
Operating Expenses....     180,395        3,490            (552)(c)        --         183,333         --           183,333
Depreciation &
  Amortization........      10,638          120           1,013(d)         --          11,771         --            11,771
                        ----------      -------         -------         -----       ----------      ----        ----------
Total Operating
  Expenses............     191,033        3,610             461            --         195,104         --           195,104
                        ----------      -------         -------         -----       ----------      ----        ----------
  Operating Income....      45,367        6,091            (461)           --          50,997         --            50,997
Interest and Other
  Income..............       4,665           45              --            --           4,710         --             4,710
Interest Expense......      (9,603)        (176)         (1,439)(e)        --         (11,218)       727(g)        (10,491)
                        ----------      -------         -------         -----       ----------      ----        ----------
  Income Before
    Taxes.............      40,429        5,960          (1,900)           --          44,489        727            45,216
Income Taxes..........      15,293        2,316            (728)(f)       804(h)       17,685        289(f)         17,974
                        ----------      -------         -------         -----       ----------      ----        ----------
  Net Income..........  $   25,136      $ 3,644         $(1,172)        $(804)      $  26,804       $438        $   27,242
                        ==========      =======         =======         =====       ==========      ====        ==========
Earnings Per Share:
  Primary.............  $     2.46                                                  $    2.53                   $     2.37
                        ==========                                                  ==========                  ==========
  Fully-diluted.......  $     2.45                                                  $    2.53                   $     2.36
                        ==========                                                  ==========                  ==========
Average Shares
  Outstanding:
  Primary.............      10,208                                                     10,577                       11,498
                        ==========                                                  ==========                  ==========
  Fully-diluted.......      10,242                                                     10,611                       11,532
                        ==========                                                  ==========                  ==========

See notes to unaudited pro forma supplemental consolidated statement of income.

             NOTES TO UNAUDITED PRO FORMA SUPPLEMENTAL CONSOLIDATED
                              STATEMENT OF INCOME
                             (DOLLARS IN THOUSANDS)

     (a) Represents the combined results of the Company, ELASCO, PPSC, Sunbelt and the Metals Group. These combined results will become the restated historical results of the Company upon publication of financial results for periods inclusive of the date of consummation of the respective transactions in accordance with pooling of interests accounting.
     (b) Amounts represent results of PVF for the 3 months ended March 31, 1996.
     (c) Adjustments to operating expenses to eliminate overhead allocation from PVF's parent of $311 and personnel costs of $241 which will be reduced/eliminated as a result of the acquisition.
     (d) Adjustment to reflect amortization on goodwill of $60,773 on a straight-line basis over 15 years.
     (e) Adjustment to interest expense as a result of the PVF Acquisition:

Interest on $74,772 of Senior Notes (including $372 of debt
  issuance costs) issued in connection with the PVF
  Acquisition, at an interest rate of 7.96%.................  $1,488
Reduction of interest on PVF average borrowing of $8,153 at
  an average rate of 8.63% replaced by the Company's line of
  credit with an average rate of 5.77%......................     (58)
Amortization of debt issuance costs.........................       9
                                                              ------
                                                              $1,439
                                                              ======

     (f) Federal income tax adjustments relating to the PVF Acquisition using the Company's annual effective tax rate of 39.8%.
     (g) Adjustment to interest expense as a result of the Common Stock offering and the Senior Notes offering:

Use of proceeds from the Common Stock offering to reduce
  amounts outstanding under the Company's line of credit
  facility..................................................  $ 900
Increase in interest expense resulting from replacing
  amounts outstanding under the line of credit facility with
  the Senior Notes..........................................   (173)
                                                              -----
                                                              $ 727
                                                              =====

     (h) Amount reflects the pro forma effect on income taxes for earnings of ELASCO, Metals, Incorporated and Stainless Tubular Products, Inc., Subchapter S corporations, assuming the earnings had been taxed at the Company's effective tax rate of 39.8%.

                              HUGHES SUPPLY, INC.

       UNAUDITED PRO FORMA SUPPLEMENTAL CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED JANUARY 26, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    COMMON
                                                       PRO FORMA                                  STOCK AND
                                                      ADJUSTMENTS                                   NOTES        PRO FORMA
                          HUGHES          PVF             PVF         PRO FORMA     PRO FORMA      OFFERING          AS
                        SUPPLY(A)    ACQUISITION(B)   ACQUISITION    ADJUSTMENTS     COMBINED    ADJUSTMENTS      ADJUSTED
                        ----------   --------------   -----------    -----------    ----------   ------------    ----------
Net Sales.............  $1,242,446      $109,159        $    --        $    --     $1,351,605       $   --       $1,351,605
Cost of Sales.........     989,214        66,428             --             --      1,055,642           --        1,055,642
                        ----------      --------        -------        -------      ----------      ------       ----------
Gross Profit..........     253,232        42,731             --             --        295,963           --          295,963

Operating Expenses....     202,674        14,349         (3,264)(c)         --        213,759           --          213,759
Depreciation &
  Amortization........      11,272           673          4,052(d)          --         15,997           --           15,997
                        ----------      --------        -------        -------      ----------      ------       ----------
Total Operating
  Expenses............     213,946        15,022            788             --        229,756           --          229,756
                        ----------      --------        -------        -------      ----------      ------       ----------
  Operating Income....      39,286        27,709           (788)            --         66,207           --           66,207
Interest and Other
  Income..............       4,961           175             --             --          5,136           --            5,136
Interest Expense......      (9,380)         (965)        (5,694)(e)         --        (16,039)       2,547(g)       (13,492)
                        ----------      --------        -------        -------      ----------      ------       ----------
  Income Before
    Taxes.............      34,867        26,919         (6,482)            --         55,304        2,547           57,851
Income Taxes..........      11,661        10,910         (2,613)(f)      2,457(h)      22,415        1,034(f)        23,449
                        ----------      --------        -------        -------      ----------      ------       ----------
  Net Income..........      23,206      $ 16,009        $(3,869)       $(2,457)        32,889       $1,513           34,402
                        ==========      ========        =======        =======      ==========      ======       ==========

Earnings Per Share:
  Primary.............  $     2.72                                                  $    3.55                    $     3.20
                        ==========                                                  ==========                   ==========
  Fully-diluted.......  $     2.70                                                  $    3.52                    $     3.18
                        ==========                                                  ==========                   ==========

Average Shares
  Outstanding:
  Primary.............       8,523                                                      9.261                        10,748
                        ==========                                                  ==========                   ==========
  Fully-diluted.......       8,602                                                      9,340                        10,827
                        ==========                                                  ==========                   ==========

See notes to unaudited pro forma supplemental consolidated statement of income.

             NOTES TO UNAUDITED PRO FORMA SUPPLEMENTAL CONSOLIDATED
                              STATEMENT OF INCOME
                             (DOLLARS IN THOUSANDS)

     (a) Represents the combined results of the Company, ELASCO, PPSC, Sunbelt and the Metals Group. These combined results will become the restated historical results of the Company upon publication of financial results for periods inclusive of the date of consummation of the respective transactions in accordance with pooling of interests accounting.
     (b) Amounts represent results of PVF for the 12 months ended December 31, 1995.
     (c) Adjustments to operating expenses to eliminate overhead allocation from PVF's parent of $2,341 and personnel costs of $923 which will be reduced/eliminated as a result of the acquisition.
     (d) Adjustment to reflect amortization on goodwill of $60,773 on a straight-line basis over 15 years.
     (e) Adjustment to interest expense as a result of the PVF Acquisition:

Interest on $74,772 of Senior Notes (including $372 of debt
  issuance costs) issued in connection with the PVF
  Acquisition, at an interest rate of 7.96%.................  $5,952
Reduction of interest on PVF average borrowing of $10,651 at an average rate of 9.06% replaced by the Company's line of
  credit with an average rate of 6.29%......................    (295)
Amortization of debt issuance costs.........................      37
                                                              ------
                                                              $5,694
                                                              ======

     (f) Federal income tax adjustments relating to the PVF Acquisition using the Company's annual effective tax rate of 40.6%.
     (g) Adjustment to interest expense as a result of the Common Stock offering and the Senior Notes offering:

Use of proceeds from the Common Stock offering to reduce
  amounts outstanding under the Company's line of credit
  facility..................................................  $2,948
Increase in interest expense resulting from replacing
  amounts outstanding under the line of credit facility with
  the Senior Notes..........................................    (401)
                                                              ------
                                                              $2,547
                                                              ======

     (h) Amount reflects the pro forma effect on income taxes for earnings of ELASCO, Metals, Incorporated and Stainless Tubular Products, Inc., Subchapter S corporations, assuming the earnings had been taxed at the Company's annual effective tax rate of 40.6%.

       SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL AND OPERATING DATA(1)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The financial data set forth below for fiscal 1996, 1995 and 1994 have been derived from the audited supplemental consolidated financial statements of the Company. The financial data set forth below for fiscal 1993 and 1992 have been derived from the unaudited supplemental consolidated financial statements of the Company. The financial data of the Company as of and for the nine months ended October 31, 1996 and October 31, 1995 have been derived from the unaudited supplemental consolidated financial statements of the Company appearing elsewhere herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments which the Company considers necessary for a fair presentation of the results of operations and the financial condition for the periods. The financial data for the nine months ended October 31, 1996 are not necessarily indicative of results for a full fiscal year. All supplemental financial data presented has been restated to reflect the combined operations of the Company, PPSC, Sunbelt and the Metals Group. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," Supplemental Consolidated Financial Statements of the Company and the Unaudited Pro Forma Supplemental Consolidated Financial Information included elsewhere in this Prospectus.

                                                         FISCAL YEARS ENDED                                NINE MONTHS ENDED
                                 -------------------------------------------------------------------   -------------------------
                                 JANUARY 26,   JANUARY 27,   JANUARY 28,   JANUARY 29,   JANUARY 31,   OCTOBER 31,   OCTOBER 31,
                                    1996          1995          1994          1993         1992(2)       1996(3)       1995(3)
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
STATEMENTS OF INCOME DATA:
Net sales......................  $1,242,446     $994,811      $827,251      $676,465      $648,010     $1,150,670     $938,481
Cost of sales..................     989,214      797,123       664,696       547,636       524,525        914,270      750,121
                                 ----------     --------      --------      --------      --------     ----------     --------
Gross profit...................     253,232      197,688       162,555       128,829       123,485        236,400      188,360
Operating expenses.............     213,946      170,617       145,749       119,340       119,445        191,033      157,950
                                 ----------     --------      --------      --------      --------     ----------     --------
Operating income...............      39,286       27,071        16,806         9,489         4,040         45,367       30,410
Interest expense...............       9,380        6,414         6,048         5,774         7,463          9,603        7,133
Interest and other income......       4,961        3,203         3,679         4,072         2,408          4,665        3,834
                                 ----------     --------      --------      --------      --------     ----------     --------
Income (loss) before income
  taxes........................      34,867       23,860        14,437         7,787        (1,015)        40,429       27,111
Income taxes (benefits)........      11,661        7,979         4,710         1,734        (1,359)        15,293        8,980
                                 ----------     --------      --------      --------      --------     ----------     --------
Net income.....................  $   23,206     $ 15,881      $  9,727      $  6,053      $    344     $   25,136     $ 18,131
                                 ==========     ========      ========      ========      ========     ==========     ========
Earnings per share:
  Primary......................  $     2.72     $   2.00      $   1.43      $   0.90      $   0.05     $     2.46     $   2.13
                                 ==========     ========      ========      ========      ========     ==========     ========
  Fully diluted................  $     2.70     $   1.98      $   1.34      $   0.90      $   0.05     $     2.45     $   2.12
                                 ==========     ========      ========      ========      ========     ==========     ========
Cash dividends per share.......  $     0.30     $   0.22      $   0.16      $   0.12      $   0.24     $     0.28     $   0.21
                                 ==========     ========      ========      ========      ========     ==========     ========
Pro forma earnings (loss) per
  share:(4)
  Primary......................  $     2.43     $   1.82      $   1.27      $   0.75      $  (0.09)    $     2.38     $   1.89
                                 ==========     ========      ========      ========      ========     ==========     ========
  Fully diluted................  $     2.41     $   1.80      $   1.21      $   0.75      $  (0.09)    $     2.38     $   1.88
                                 ==========     ========      ========      ========      ========     ==========     ========
Shares outstanding:
  Primary......................       8,523        7,926         6,810         6,725         6,713         10,208        8,499
  Fully diluted................       8,602        8,110         7,980         6,753         6,713         10,242        8,555
OPERATING DATA:
Branches at end of period......         226          182           151           136           129            266          204
Comparable branch sales
  increases (decreases)(5).....         11%          14%           18%           (1%)         (10%)           10%          13%
BALANCE SHEET DATA (END OF
  PERIOD):
Working capital................  $  217,146     $196,952      $161,665      $139,977      $128,772     $  303,184     $208,187
Total assets...................     440,795      391,153       313,691       280,007       264,425        625,128      429,100
Long-term debt, less current
  portion......................     131,682      121,728       118,224       101,028        87,922        194,755      127,661
Shareholders' equity...........     170,766      148,689       108,064        99,097        94,836        265,427      167,354

---------------

(1) The Company merged with PPSC, Sunbelt and the Metals Group in transactions consummated after October 31, 1996 and accounted for as poolings of interests. The Summary Supplemental Consolidated Financial and Operating Data gives retroactive effect to the mergers.
(2) Fiscal 1992 represents a 53-week fiscal year.
(3) Nine months ended October 31, 1996 and 1995 contain 40 and 39 weeks, respectively.
(4) Pro forma earnings (loss) per share assumes that the earnings of ELASCO, a Subchapter S corporation acquired by the Company on April 26, 1996, and Metals, Incorporated and Stainless Tubular Products, Inc., also Subchapter S corporations acquired by the Company on January 24, 1997, would have been taxed at the Company's effective rate for each period presented. See Note 2 of Notes to Consolidated Financial Statements.
(5) Comparable branch sales increases (decreases) are calculated for each period presented by comparing the net sales results in the period with the net sales results for the comparable prior year period (for branches that were open for the entire duration of both periods).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     As described in Note 2 of the Notes to Supplemental Consolidated Financial Statements, in fiscal 1996 and 1997 the Company entered into business combinations with Moore Electric, FPS, ELASCO, PPSC, Sunbelt and the Metals Group which were accounted for as poolings of interests. Accordingly, all financial data in this discussion and analysis is reported as though the companies have always been one.

NINE MONTHS ENDED OCTOBER 31, 1996 AND 1995

Net Sales

     Net sales for the nine months ended October 31, 1996 were $1,150.7 million, a 23% increase over the nine months ended October 31, 1995. Newly acquired and opened wholesale outlets provided 10 percentage points of the 23% increase.

     Management expects commercial construction activity to continue at current levels. These favorable conditions coupled with the Company's acquisition program should result in continued sales growth.

Gross Margin

     Gross margin for the nine months ended October 31, 1996 was 20.5% compared to 20.1% for the nine months ended October 31, 1995. Expansion of product offerings to lines with better margins, efficiencies created with central distribution centers, increased volume and concentration of supply sources have contributed to the improvement.

Operating Expenses

     Operating expenses for the nine month period ended October 31, 1996 were $191.0 million, a 21% increase over the prior year period. Approximately one-half of this increase is attributable to recent acquisitions and newly-opened wholesale outlets.

Non-Operating Income and Expenses

     Interest and other income increased $.8 million for the nine months ended October 31, 1996 over the prior year period. The increase is primarily attributable to gain on sales of property and equipment, and increased collection of service charges due on delinquent accounts receivable.

     Interest expense was $9.6 million for the nine months ended October 31, 1996 compared to $7.1 million for the nine months ended October 31, 1995. The increase is primarily the result of higher borrowing levels as interest rates have been essentially unchanged. Expansion through business acquisitions has been partially funded by debt financing.

Income Taxes

     The effective tax rates for the nine months ended October 31, 1996 and 1995 were 37.8% and 33.1%, respectively. Prior to the merger on April 26, 1996 with ELASCO and January 24, 1997 with Metals, Incorporated and Stainless Tubular Products, Inc., all three entities were Subchapter S corporations and, therefore, not subject to corporate income tax. Each entity's Subchapter S corporation status terminated upon the merger with the Company. As a result, the Company's effective tax rate will be higher for the year ending January 31, 1997 than for the year ended January 26, 1996.

Net Income

     For the nine months ended October 31, 1996, net income reached $25.1 million, a 39% increase over the nine months ended October 31, 1995. Fully diluted earnings per share for the nine months ended October 31, 1996 and 1995 were $2.45 and $2.12, respectively. This increase of 16% was on 20% more shares outstanding.

FISCAL 1996, 1995 AND 1994

Net Sales

     The Company exceeded the one billion dollar mark with net sales of $1.2 billion in fiscal 1996. Net sales increased by 25% over fiscal 1995 net sales of $994.8 million. Fiscal 1994 net sales totaled $827.3 million. Newly-opened and acquired wholesale outlets accounted for approximately 60% of the increase in fiscal 1996 and 40% of the increase in fiscal 1995.

     The Company's strategy of expanding and diversifying into more construction markets (commercial and industrial, as well as geographic) has contributed to these strong sales gains along with same store sales growth. Although fiscal 1996 and 1995 residential construction activity has been slower following a strong fiscal 1994, commercial and industrial construction activity rebounded in fiscal 1995 and continued through fiscal 1996.

Gross Margin

     Gross margins have been improving steadily over the past few years. Gross margins increased to 20.4% in fiscal 1996 compared to 19.9% in fiscal 1995 and 19.7% in fiscal 1994. The improvement has resulted from several factors, including expansion of product offerings to lines with better margins, efficiencies created with central distribution centers, increased volume and concentration of supply sources as part of the Company's preferred vendor program.

Operating Expenses

     Operating expenses in fiscal 1996 were $213.9 million, a 25% increase over fiscal 1995. Newly-opened wholesale outlets and recent acquisitions accounted for approximately 50% of the increase. The remainder of the increase is due primarily to personnel and transportation costs associated with the growth in sales. Similarly, the $24.9 million increase in fiscal 1995 compared to fiscal 1994 is attributed primarily to newly-opened wholesale outlets and acquisitions (approximately 45%) and costs, such as personnel, transportation and insurance, associated with sales growth.

Non-Operating Income and Expenses

     Interest and other income increased to $5.0 million in fiscal 1996 compared to $3.2 million in fiscal 1995 and $3.7 million in fiscal 1994. This increase is primarily the result of improved collection of service charge income on delinquent accounts receivable. In addition, gain realized on sales of property and equipment (primarily transportation equipment) was $.3 million higher in fiscal 1996.

     Interest expense increased by $3.0 million in fiscal 1996 over fiscal 1995. Higher interest rates and higher average borrowing levels were equally responsible for the increase. Fiscal 1995 interest expense was only $.4 million higher than fiscal 1994, which was attributable to higher interest rates partially offset by lower borrowing levels due primarily to the conversion of approximately $23 million of subordinated debentures.

Net Income

     Net income in fiscal 1996 increased 46% to $23.2 million from $15.9 million in fiscal 1995, while fully diluted earnings per share increased 36% to $2.70 in fiscal 1996 compared to $1.98 in fiscal 1995. These results followed fiscal 1995 increases of 63% and 48%, respectively, in net income and fully diluted earnings per share. Net income and fully diluted earnings per share in fiscal 1994 were $9.7 million and $1.34, respectively.

     These improved results reflect operating leverage that has been achieved through the Company's acquisition and internal growth program. Operating margins (operating income as a percentage of net sales) have steadily improved to 3.2% in fiscal 1996, compared to 2.7% and 2.0% in fiscal 1995 and 1994, respectively.

Liquidity and Capital Resources

     Working capital at October 31, 1996 amounted to $303 million compared to $217 million, $197 million and $162 million in fiscal years ended 1996, 1995 and 1994, respectively. The working capital ratio increased to 2.86 to 1 at October 31, 1996 compared to 2.59 to 1, 2.65 to 1 and 2.87 to 1 for fiscal years ended 1996, 1995 and 1994, respectively. During expansionary periods when sales volumes are increasing, the Company is required to carry higher levels of inventories and receivables to support the growth. The Company strives to maintain inventories at levels that support current sales activity but are not excessive through increased use of central distribution facilities and with investments in resources to improve the efficiency and service capability of these facilities.

     For the nine months ended October 31, 1996, net cash provided by operations was $8.0 million. In fiscal 1996, net cash provided by operations was $17.3 million compared to $3.7 million in fiscal 1995 and cash used in operations of $1.0 million in fiscal 1994. These changes are due primarily to fluctuations in accounts receivable, inventories and accounts payable. Because additional amounts of cash were generated in fiscal 1996, net borrowing under short-term debt decreased to $15.4 million compared to $26.8 million and $17.8 million in fiscal 1995 and 1994, respectively.

     Expenditures for property and equipment were $11.8 million for the nine months ended October 31, 1996 compared to $9.7 million for the nine months ended October 31, 1995. The Company invested $90.0 million for property and equipment in fiscal 1996. Cash payments for business acquisitions totaled $89.9 million and $10.0 million for the nine months ended October 31, 1996 and the fiscal year ended January 26, 1996, respectively. Capital expenditures for property and equipment, not including amounts for business acquisitions, are expected to be approximately $14 million in fiscal 1997.

     As discussed in Note 11 of the Notes to Supplemental Consolidated Financial Statements, in May 1996 the Company issued 1,486,989 shares of common stock in a public offering (generating net proceeds of approximately $48 million, after all expenses) and issued $98 million of senior notes in a private placement in connection with the purchase of substantially all of the assets, properties and business of PVF Holdings, Inc. ("PVF"). In addition to funding the PVF acquisition, the net proceeds of these offerings were used to reduce indebtedness outstanding under the Company's bank debt.

     Management believes that the acquisitions of PVF, Sunbelt and the Metals Group provide the Company with several strategic benefits, including: (i) a well-established position in the stainless steel and specialty alloy sector of the pipe, valve and fitting products market; (ii) a higher gross margin product group than the Company's other product groups; (iii) greater focus on targeted industrial and replacement markets; (iv) a strong management team; and (v) new opportunities for additional acquisitions. Additional growth opportunities for the Company related to these acquisitions include incremental sales of complimentary valve products (which had represented only 2% of PVF's fiscal 1995 net sales) and new branch openings.

     Principal reductions on long-term debt were $14.3 million for the nine months ended October 31, 1996 compared to $5.4 million for the prior year nine months. The increase resulted primarily from paying off debt of recent business acquisitions. Dividend payments were $4.5 million and $3.9 million during the nine months ended October 31, 1996 and 1995, respectively. Dividend payments included $2.4 million and $2.6 million in cash dividends of pooled companies during the nine months ended October 31, 1996 and 1995, respectively.

     In October 1996, the Company's revolving credit and line of credit agreement with a group of banks was amended. The agreement now permits the Company to borrow up to $150 million ($160 million previously). With this facility, the Company has sufficient borrowing capacity to take advantage of growth and business acquisition opportunities. The Company's financial condition remains strong and the Company believes that it has the resources necessary, with approximately $63 million of unused debt capacity (subject to borrowing limitations under long-term debt covenants) as of October 31, 1996, to fund ongoing operating requirements. Future expansion will continue to be financed on a project-by-project basis through additional borrowing, or, as circumstances allow, through the issuance of common stock.

Business Acquisitions

     In addition to the business combinations with ELASCO, PPSC, Sunbelt, and the Metals Group accounted for as poolings of interests as mentioned previously, during the first nine months of fiscal 1997 the Company acquired several wholesale distributors for approximately $127 million ($90 million in cash and $37 million in stock). In fiscal 1996, consideration for acquisitions was approximately $13 million ($10 million in cash and $3 million in stock). Outlays for acquisition of wholesale distributors in fiscal 1995 totaled $21 million ($11 million in cash, $4 million in stock and $6 million in other consideration), while fiscal 1994 expenditures were $4 million in cash. These acquisitions were accounted for as either purchases or immaterial poolings and the results of operations of these businesses from their respective dates of acquisition are included in the Company's supplemental consolidated financial statements. As a result of these acquisitions, the Company had 266 branches in 24 states as of October 31, 1996, compared to 226 branches in 20 states at last year end.

Inflation and Changing Prices

     The Company is aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs. The Company seeks to minimize these effects through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. Management believes, however, that inflation (which has been moderate over the past few years) and changing prices have not significantly affected the Company's operating results or markets in the three most recent fiscal years.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of the Common Stock by each of the Selling Shareholders. Each of the Selling Shareholders has sole voting and investment power with respect to such shares.

                                                                                         SHARES BENEFICIALLY
                                                                                           OWNED AFTER THE
                                                NUMBER OF SHARES      NUMBER OF SHARES       OFFERING(1)
              NAME OF SELLING                 BENEFICIALLY OWNED AS    REGISTERED FOR    -------------------
                SHAREHOLDER                    OF FEBRUARY 3, 1997     SALE HEREBY(1)     NUMBER    PERCENT
              ---------------                 ---------------------   ----------------   --------   --------
William G. Gayle(2).........................          62,190               15,899          46,291     *
1125 Sun Valley Road
Harpersville, AL 35078
Donald E. Guy(2)............................          11,676               11,319             357     *
P.O. Box 10452
Birmingham, AL 35202
William R. Moore, Trustee, as Trustee of
  the(3)....................................          72,864               72,864               0     *
William R. Moore Revocable Trust
2021 East View Drive
Sun City Center, FL 33570
William B. Moore(3).........................          48,178               48,178               0     *
2228 Eagle Bluff Drive
Valrico, FL 33594
Lee Roth(3).................................          24,414               24,414               0     *
3625 Bridgefield Drive
Lakeland, FL 33803
Jeff Clyne(3)...............................          16,443               16,443               0     *
1002 East Highland Drive
Lakeland, FL 33813
Thomas Allen(3).............................           8,978                8,978               0     *
2640 Kennedy Road
Lakeland, FL 33801
Juno Profit Sharing Trust(3)................          13,685               13,685               0     *
4355 Drane Field Rd.
Lakeland, FL 33811
Max Stout(3)................................           5,046                5,046               0     *
4947 Tradition Drive
Lakeland, FL 33813
Roger Kelly(3)..............................           4,483                4,483               0     *
903 Pinecrest Drive
Bartow, FL 33830
William Claussen(3).........................           3,962                3,962               0     *
1598 Pond Gannett Lane
Jacksonville, FL 32259
Tom Hodge(3)................................           3,263                3,263               0     *
6219 Quail Ridge
Lakeland, FL 33813
Dwayne Castle(3)............................           2,188                2,188               0     *
P.O. Box 21
Bradley, FL 33835

                                                                                         SHARES BENEFICIALLY
                                                                                           OWNED AFTER THE
                                                NUMBER OF SHARES      NUMBER OF SHARES       OFFERING(1)
              NAME OF SELLING                 BENEFICIALLY OWNED AS    REGISTERED FOR    -------------------
                SHAREHOLDER                    OF FEBRUARY 3, 1997     SALE HEREBY(1)     NUMBER    PERCENT
              ---------------                 ---------------------   ----------------   --------   --------
Cyril Fullenkamp(3).........................           2,145                2,145              0       *
10363 Arrow Lakes Drive East
Jacksonville, FL 32256
David Kinder(3).............................           1,602                1,602              0       *
1115 East Palmetto
Lakeland, FL 33801
Don Mock(3).................................           1,330                1,330              0       *
645 S. Lakeside Terrace
Eagle Lake, FL 33839
LaDonnia Mathis(3)..........................             729                  729              0       *
6228 Sommerset
Lakeland, FL 33803
Patricia Noury(3)...........................             236                  236              0       *
2980 Willow Wood Drive
Mulberry, FL 33860
Barbara Mobley(3)...........................             129                  129              0       *
4020 Vinson Road
Lakeland, FL 33809
Timothy Allen(3)............................             129                  129              0       *
1602 Golfview Drive South
Plant City, FL 33567
Donald Lamb(3)..............................             129                  129              0       *
3617 Southcrest Blvd.
Lakeland, FL 33813
Graham Clements(4)..........................          47,182               47,182              0       *
3349 South Shores Circle
West Bloomfield, MI 48323
Donald Telman(4)............................          47,182               47,182              0       *
2650 Norwood
Bloomfield Hills, MI 48302
H. Clayton Arnold, as Trustee of(5).........          24,557               24,557              0       *
the H. Clayton Arnold Revocable Trust dated
9/22/93
612 Kingfish Road
North Palm Beach, FL 33408
Kathleen G. Arnold, as Trustee of(5)........          16,371               16,371              0       *
the Kathleen G. Arnold Revocable Trust dated
9/22/93
612 Kingfish Road
North Palm Beach, FL 33408
Gregory H. Arnold(5)........................          27,283               27,283              0       *
114 Cape Pointe Circle
Jupiter, FL 33477
James F. Matthews(6)........................         120,000              120,000              0       *
7 Dellwood Place
Binghamton, NY 13903

                                                                                         SHARES BENEFICIALLY
                                                                                           OWNED AFTER THE
                                                NUMBER OF SHARES      NUMBER OF SHARES       OFFERING(1)
              NAME OF SELLING                 BENEFICIALLY OWNED AS    REGISTERED FOR    -------------------
                SHAREHOLDER                    OF FEBRUARY 3, 1997     SALE HEREBY(1)     NUMBER    PERCENT
              ---------------                 ---------------------   ----------------   --------   --------
Patricia R. Douglas(7)......................          75,337               75,337               0     *
2401 Nollville Road
Martinsburg, WV 25401
John F. Bedick(7)...........................          29,555               29,555               0     *
4821 McClung Street
South Charleston, WV 25309
Ronald L. Whitney(7)........................          29,555               29,555               0     *
4821 McClung Street
South Charleston, WV 25309
Robert S. Clay(7)...........................          13,300               13,300               0     *
2604 Avenham Avenue
Roanoke, VA 24014
Larry A. Feld(8)............................         128,305              128,305               0     *
11909 Wink Road
Houston, TX 77027
Brent W. Scheps(8)..........................         128,305              128,305               0     *
5108 Valerie
Bellaire, TX 77401
Ronald L. Siegenthaler, as Trustee of(9)....         165,732              165,732               0     *
the Ronald L. Siegenthaler
Revocable Living Trust dated 9/25/95, as
amended 8/28/96
1010 West 37th Place
Tulsa, OK 74107
William B. Emmer(9).........................         165,732              165,732               0     *
3616 East 99th Street
Tulsa, OK 74137
John R. Sappington(9).......................          27,409               27,409               0     *
5211 East 88th Street
Tulsa, OK 74137
John H. Cullinan, Jr., as Trustee of(9).....          44,873               44,873               0     *
the John H. Cullinan, Jr.
Revocable Trust dated 10/12/93
2322 South Delware
Tulsa, OK 74114
Larry E. Fishpaw, as Trustee of(9)..........          44,873               44,873               0     *
the Larry E. Fishpaw
Revocable Trust dated 8/27/92
4735 South Victor
Tulsa, OK 74105
Craig Hurt(9)...............................          20,193               20,193               0     *
10061 South Sheridan Apt. #614
Tulsa, OK 74133
Steve Walker(9).............................           9,393                9,393               0     *
6951 Falls Church Court
Spanish Fort, AL 36527

                                                                                         SHARES BENEFICIALLY
                                                                                           OWNED AFTER THE
                                                NUMBER OF SHARES      NUMBER OF SHARES       OFFERING(1)
              NAME OF SELLING                 BENEFICIALLY OWNED AS    REGISTERED FOR    -------------------
                SHAREHOLDER                    OF FEBRUARY 3, 1997     SALE HEREBY(1)     NUMBER    PERCENT
              ---------------                 ---------------------   ----------------   --------   --------
Shari Roberts(9)............................           4,175                4,175              0     *
4826 Oakleaf Drive
Tulsa, OK 74132
Ernest E. Smith(9)..........................           1,462                1,462              0     *
1604 North Hickory Avenue
Broken Arrow, OK 74012

---------------

   * Less than 1%.

 (1) Assumes all shares offered hereby have been sold. Because the Selling Shareholders may sell all, some or none of their respective shares pursuant to this Prospectus, no actual estimate can be made of the aggregate number of shares that each Selling Shareholder will own upon completion of the offering to which this Prospectus relates.

 (2) On May 1, 1996, the Company, pursuant to the Gayle Agreement, exchanged 152,098 shares of Common Stock of the Company for all of the outstanding shares of Gayle Supply, subject to adjustment, if necessary, to reflect any change in the net asset value of Gayle Supply from the assumed value at the date of the Gayle Agreement to the value determined under the Gayle Agreement on the closing date. Of the 27,218 Gayle Shares covered by this Prospectus, 26,141 shares have been issued as an adjustment to the number of shares exchanged by the Company pursuant to the terms of the Gayle Agreement while the remaining 1,077 shares were issued by the Company at the closing of that transaction. Messrs. Gayle and Guy were each shareholders of Gayle Supply prior to the consummation of that transaction. See Note (10) below.

 (3) On September 16, 1996, the Company, pursuant to the Juno Agreement, exchanged 190,894 shares of Common Stock of the Company for all of the outstanding shares of Juno, subject to adjustment, if necessary, to reflect any change in the net asset value of Juno from the assumed value at the date of the Juno Agreement to the value determined under the Juno Agreement at the closing date. At closing, 21,210 shares were delivered in escrow under the terms of the Escrow Agreement (as defined in the Juno Agreement). Of those 21,210 shares, 2,171 shares have been returned to the Company based on a decrease in the net asset value of Juno from the assumed value at the date of the Juno Agreement. Of the 209,933 Juno Shares covered by this Prospectus, 19,039 shares were released from escrow and delivered to the Juno shareholders. Messrs. W. B. Moore, W. R. Moore (as trustee), Roth, Clyne, Allen, Stout, Kelly, Claussen, Hodge, Castle, Fullenkamp, Kinder, Mock, Allen and Lamb and Ms. Mathis, Noury and Mobley and the Juno Profit Sharing Trust were each shareholders of Juno prior to the consummation of that transaction. See Note (10) below.

 (4) On September 30, 1996, the Company, pursuant to the PPP Agreement, exchanged 94,364 shares of Common Stock of the Company for all of the outstanding shares of PPP, subject to adjustment, if necessary, to reflect any change in the net asset value of PPP from the assumed value at the date of the PPP Agreement to the value determined under the PPP Agreement at the closing date. At closing, 10,486 shares of Common Stock were delivered in escrow under the terms of the Escrow Agreement (as defined in the PPP Agreement) and may be returned to the Company or additional shares may be issued to the PPP Shareholders based upon finalization of the net asset value of PPP as of the closing date. Messrs. Clements and Telman were each shareholders of PPP prior to the consummation of that transaction. See Note
     (10) below.

 (5) On November 5, 1996, the Company, pursuant to the CWI Agreement, acquired CWI from its shareholders, for an aggregate base price of $2,880,000 (the "Base Price"), subject to adjustment, if necessary, to increase or decrease the price from the Base Price to the Final Adjusted Price (as defined in the CWI Agreement) to reflect any change in the value of CWI from the assumed value of

     $1,569,690. The Base Price was paid by the Company at closing by delivery of consideration consisting of 68,211 shares of Common Stock of the Company with an aggregate value, as determined under the CWI Agreement at $38.00 per share (the "CWI Agreement Share Price"), of $2,592,018. At closing, 7,579 shares of Common Stock with an aggregate value of $288,002 were delivered in escrow under the terms of the Escrow Agreement (as defined in the CWI Agreement) as security to be returned to the Company in the event the Final Adjusted Price is determined to be less than or more than the Base Price. In the event the Final Adjusted Price is determined to be less than or more than the Base Price, the amount of such difference will be returned to the Company or paid by the Company, as the case may be, in shares of the Company at the CWI Agreement Share Price. Messrs. Clayton Arnold (as trustee), Gregory Arnold and Ms. Kathleen Arnold (as trustee) were each shareholders of CWI prior to its acquisition by the Company. See Note (10) below.

 (6) On December 2, 1996, the Company, pursuant to the WES Agreement, acquired WES from its shareholder for an aggregate base price of $4,800,000 (the "Base Price"), subject to adjustment, if necessary, to increase or decrease the price from the Base Price to the Final Adjusted Price (as defined in the WES Agreement) to reflect any change in the value of WES from the assumed value of $2,765,392. The Base Price was paid by the Company at closing by delivery of consideration consisting of 120,000 shares of Common Stock of the Company with an aggregate value, as determined under the WES Agreement at $36.00 per share (the "WES Agreement Share Price"), of $4,320,000. At closing, 13,334 shares of Common Stock with an aggregate value of $480,024 were delivered in escrow under the terms of the Escrow Agreement (as defined in the WES Agreement) as security to be returned to the Company in the event the Final Adjusted Price is determined to be less than or more than the Base Price. In the event the Final Adjusted Price is determined to be less than or more than the Base Price, the amount of such difference will be returned to the Company or paid by the Company, as the case may be, in shares of the Company at the WES Agreement Share Price. Mr. James W. Matthews was the shareholder of WES prior to its acquisition of the Company. See Note (10) below.

 (7) On December 11, 1996, the Company, pursuant to the PPSC Agreement, exchanged 147,747 shares of Common Stock of the Company for all of the outstanding shares of PPSC, subject to adjustment, if necessary, to reflect any change in the net asset value of PPSC from the assumed value at the date of the PPSC Agreement to the value determined under the PPSC Agreement at the closing date. At closing, 7,809 shares of Common Stock were delivered in escrow under the terms of the Escrow Agreement (as defined in the PPSC Agreement) and may be returned to the Company or additional shares may be issued to the PPSC shareholders based upon finalization of the net asset value of PPSC as of the closing date. Messrs. Bedick, Whitney, Clay and Ms. Douglas were each shareholders of PPSC prior to the consummation of that transaction. See Note (10) below.

 (8) On December 30, 1996, the Company, pursuant to the Sunbelt Agreement, exchanged 256,610 shares of Common Stock of the Company for all of the outstanding shares of Sunbelt and certain real estate leased to Sunbelt from its shareholders, subject to adjustment, if necessary, to reflect any change in the net asset value of Sunbelt from the assumed value at the date of the Sunbelt Agreement to the value determined under the Sunbelt Agreement at the closing date. At closing, 45,454 shares of Common Stock were delivered in escrow under the terms of the Escrow Agreement (as defined in the Sunbelt Agreement) and may be returned to the Company or additional shares may be issued to the Sunbelt shareholders based upon finalization of the net asset value of Sunbelt as of the closing date. An additional 181,818 shares of Common Stock of the Company were issued to the Sunbelt Supply Co. Employee Stock Ownership Plan and Trust, which shares have been registered under a Form S-8 Registration Statement previously filed by the Company with the Commission. Messrs. Feld and Scheps were each shareholders of Sunbelt prior to the consummation of that transaction. See Note (10) below.

 (9) On January 24, 1997, the Company, pursuant to the Metals Agreement, exchanged 483,842 shares of Common Stock of the Company for all of the outstanding shares of the Metals Group, subject to adjustment, if necessary, to reflect any change in the net asset value of the Metals Group from the assumed value at the date of the Metals Agreement to the value determined under the Metals Agreement at the closing date. At closing, 53,759 shares of Common Stock were delivered in escrow under the terms of the Escrow Agreement (as defined in the Metals Agreement) and may be returned to the Company or additional shares may be issued to the Metals Group shareholders based upon the finalization of the net asset value of the Metals Group as of the closing date. Messrs. Siegenthaler (as trustee), Emmer, Sappington, Cullinan (as trustee), Fishpaw (as trustee), Hurt, Smith, Walker and Ms. Roberts were each shareholders of the Metals Group prior to the consummation of that transaction. See note (10) below.

(10) The registration under the Securities Act of the shares offered hereby to permit resale of the shares by the respective Selling Shareholders after the closing of the acquisition or share exchange, as applicable, was, in each case, a condition of the acquisition or share exchange under the applicable agreement.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby are being offered by the respective Selling Shareholders. The Company will receive no proceeds from the sale of any of the Shares by the Selling Shareholders. The sale of the Shares may be effected by the Selling Shareholders from time to time in transactions in the over-the-counter market, on the NYSE or on other exchanges on which the Shares may be listed, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through underwriters or broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such underwriters or broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular underwriter or broker-dealer might be in excess of customary commissions). To the extent required, the number of Shares to be sold, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Shareholders from the sale of the Shares sold by the Selling Shareholders hereby will be the purchase price of such Shares less any broker's commissions or underwriters' discounts. In addition, any securities covered by this Prospectus which qualify for sale under Rule 144 under the Securities Act ("Rule 144") may be sold under Rule 144 rather than pursuant to this Prospectus.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents, or underwriters and any profit on their sale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Shareholders.

     The Company agreed to register the Shares under the Securities Act and to indemnify certain Selling Shareholders against certain liabilities under the Securities Act that could arise in connection with the sale by such Selling Shareholders of the Shares. The Company has agreed to pay certain fees and expenses incident to the registration of the Shares. The Company has agreed to use its best effort to maintain the effectiveness of the Registration Statement of which this Prospectus constitutes a part for a period of two years from the respective dates on which the transactions with each Selling Shareholder were consummated.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the Shares offered hereby will be passed upon for the Company by its General Counsel, Benjamin P. Butterfield, Esq.

                                    EXPERTS

     The Company's Supplemental Consolidated Balance Sheets as of January 26, 1996 and January 27, 1995, and the Supplemental Consolidated Statements of Income, Shareholders' Equity and Cash Flows of the Company for each of the two years in the period ended January 26, 1996 included in this Prospectus and the Company's Consolidated Balance Sheets as of January 26, 1996 and January 27, 1995 and the Consolidated Statements of Income, Shareholders' Equity and Cash Flows of the Company for each of the two years in the period ended January 26, 1996 incorporated in this Prospectus by reference to the Company's Registration Statement on Form S-3 (File No. 333-15675), have been so included and incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The Company's Supplemental Consolidated Statements of Income, Shareholders' Equity and Cash Flows for the year ended January 28, 1994 included in this Prospectus and the Company's Consolidated Statements of Income, Shareholders Equity and Cash Flows for the year ended January 28, 1994 incorporated in this Prospectus by reference to the Registration Statement on Form S-3 have been so included and incorporated in reliance on the reports of Price Waterhouse LLP, independent certified public accountants, and Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firms as experts in auditing and accounting.

     The Consolidated Balance Sheets of PVF as of June 30, 1994 and June 30, 1995 and the Consolidated Statements of Income, Stockholders' Equity and Cash Flows of PVF for each of the three years in the period ended June 30, 1995 incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated May 13, 1996, have been so incorporated in reliance upon the report of Deloitte & Touche LLP, independent certified public accountants, given on the authority of that firm as experts in auditing and accounting.

                 SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

     The following supplemental consolidated financial statements give effect to the business combinations between the Company and PPSC, Sunbelt and the Metals Group consummated after October 31, 1996 and accounted for as poolings of interests. These supplemental financial statements will become the restated historical financial statements of the Company upon the publication of combined financial results of the combining companies covering a period subsequent to the acquisitions. The following supplemental consolidated statements of operations and of cash flows combine the historical consolidated statements of operations and of cash flows of the Company and PPSC, Sunbelt and the Metals Group for the three years ended January 26, 1996, January 27, 1995 and January 28, 1994, respectively and the nine months ended October 31, 1996 and 1995. The supplemental consolidated statements of operations and of cash flows assume the PPSC, Sunbelt, and the Metals Group acquisitions occurred at the beginning of the earliest period presented. The supplemental consolidated balance sheets combine the historical consolidated balance sheet of the Company with the historical consolidated balance sheets of PPSC, Sunbelt and the Metals Group as of January 26, 1996, January 27, 1995 and October 31, 1996.

     The supplemental consolidated earnings per share is based on the combined weighted average number of shares of Common Stock of the Company and Common Stock of the Company issued to former shareholders of PPSC, Sunbelt and the Metals Group for each period. The supplemental consolidated balance sheets reflect the issuance of 155,556, 483,882 and 537,601 shares of Common Stock of the Company in exchange for all outstanding shares of PPSC, Sunbelt and the Metals Group.

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                                 OF THE COMPANY

                                                              PAGE
                                                              ----
Report of Price Waterhouse LLP, Independent Certified Public
  Accountants...............................................  F-2
Report of Coopers & Lybrand L.L.P., Independent
  Accountants...............................................  F-3
Supplemental Consolidated Balance Sheets as of January 26,
  1996 and January 27, 1995.................................  F-4
Supplemental Consolidated Statements of Income for the
  fiscal years ended January 26, 1996, January 27, 1995 and
  January 28, 1994..........................................  F-5
Supplemental Consolidated Statements of Shareholders' Equity
  for the fiscal years ended January 26, 1996, January 27,
  1995 and January 28, 1994.................................  F-6
Supplemental Consolidated Statements of Cash Flows for the
  fiscal years ended January 26, 1996, January 27, 1995 and
  January 28, 1994..........................................  F-7
Notes to Supplemental Consolidated Financial Statements.....  F-8
Supplemental Consolidated Balance Sheets as of October 31,
  1996 (unaudited) and January 26, 1996.....................  F-21
Supplemental Consolidated Statements of Income for the nine
  months ended October 31, 1996 and October 31, 1995
  (unaudited)...............................................  F-22
Supplemental Consolidated Statements of Cash Flows for the
  nine months ended October 31, 1996 and October 31, 1995
  (unaudited)...............................................  F-23
Notes to Supplemental Consolidated Financial Statements
  (unaudited)...............................................  F-24

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Hughes Supply, Inc.

     In our opinion, the accompanying supplemental consolidated balance sheets and the related supplemental consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hughes Supply, Inc. and its subsidiaries at January 26, 1996 and January 27, 1995, and the results of their operations and their cash flows for the years ended January 26, 1996 and January 27, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The consolidated financial statements of Hughes Supply, Inc. and its subsidiaries for the year ended January 28, 1994, prior to restatement, were audited by other independent accountants whose report dated March 17, 1994 expressed an unqualified opinion on those financial statements.

     As described in Note 2, on December 11, 1996, December 30, 1996 and January 24, 1997, the Company merged with Panhandle Pipe and Supply Co., Inc., Sunbelt Supply Co., and Metals, Incorporated, Stainless Tubular Products, Inc. and Metals, Inc. -- Gulf Coast Division, respectively, in transactions accounted for as poolings of interests. The accompanying supplemental consolidated financial statements give retroactive effect to the mergers.

     The supplemental financial statements for 1994 have been restated to reflect the poolings of interests described in Note 2. We have audited the restatement adjustments described in Note 2 that were applied to restate the 1994 supplemental financial statements. In our opinion, such adjustments are appropriate and have been properly applied to the 1994 supplemental financial statements.

/s/  PRICE WATERHOUSE LLP

Orlando, Florida
March 14, 1996, except as to the pooling of interests with Electric Laboratories and Sales Corporation and ELASCO Agency Sales,
Inc., which is as of April 26, 1996,
Panhandle Pipe and Supply Co., Inc.,
which is as of December 11, 1996,
Sunbelt Supply Co., which is as of
December 30, 1996 and Metals, Incorporated,
Stainless Tubular Products, Inc. and
Metals, Inc. -- Gulf Coast Division,
which is as of January 24, 1997.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Shareholders and Board of Directors
Hughes Supply, Inc.

     We have audited the consolidated statements of income, shareholders' equity, and cash flows of Hughes Supply, Inc. and subsidiaries for the fiscal year ended January 28, 1994 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Hughes Supply, Inc. and subsidiaries for the fiscal year ended January 28, 1994 (prior to the retroactive restatement to account for the poolings of interests), in conformity with generally accepted accounting principles.

/s/  COOPERS & LYBRAND

Orlando, Florida
March 17, 1994

                              HUGHES SUPPLY, INC.

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              JANUARY 26,   JANUARY 27,
                                                                 1996          1995
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................   $  3,644      $  3,774
  Accounts receivable, less allowance for losses of $4,868
     and $5,224.............................................    155,702       140,898
  Inventories...............................................    167,138       149,461
  Deferred income taxes.....................................     10,501         8,999
  Other current assets......................................     16,737        13,010
                                                               --------      --------
          Total current assets..............................    353,722       316,142
Property and Equipment, Net.................................     62,751        59,147
Deferred Income Taxes.......................................      2,436         2,095
Other Assets................................................     21,886        13,769
                                                               --------      --------
                                                               $440,795      $391,153
                                                               ========      ========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.........................   $  3,238      $  3,414
  Accounts payable..........................................    102,262        91,447
  Accrued compensation and benefits.........................     13,551        10,305
  Other current liabilities.................................     17,525        14,024
                                                               --------      --------
          Total current liabilities.........................    136,576       119,190
Long-Term Debt..............................................    131,682       121,728
Other Noncurrent Liabilities................................      1,771         1,546
                                                               --------      --------
          Total liabilities.................................    270,029       242,464
                                                               --------      --------
Commitments and Contingencies (Note 7)
Shareholders' Equity:
  Preferred stock, no par value; 10,000,000 shares
     authorized; none issued; preferences, limitations and
     relative rights to be established by the Board of
     Directors..............................................         --            --
  Common stock, par value $1 per share; 20,000,000 shares
     authorized; 8,465,662 and 8,280,957 shares issued......      8,466         8,281
  Capital in excess of par value............................     40,048        36,952
  Retained earnings.........................................    122,252       105,144
                                                               --------      --------
                                                                170,766       150,377
  Less treasury stock, no shares and 108,988 shares, at
     cost...................................................         --        (1,688)
                                                               --------      --------
          Total shareholders' equity........................    170,766       148,689
                                                               --------      --------
                                                               $440,795      $391,153
                                                               ========      ========

 The accompanying notes are an integral part of these supplemental consolidated financial statements.

                              HUGHES SUPPLY, INC.

                 SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        FISCAL YEARS ENDED
                                                              ---------------------------------------
                                                              JANUARY 26,   JANUARY 27,   JANUARY 28,
                                                                 1996          1995          1994
                                                              -----------   -----------   -----------
Net Sales...................................................  $1,242,446     $994,811      $827,251
Cost of Sales...............................................     989,214      797,123       664,696
                                                              ----------     --------      --------
Gross Profit................................................     253,232      197,688       162,555
                                                              ----------     --------      --------
Operating Expenses:
  Selling, general and administrative.......................     200,767      159,548       135,162
  Depreciation and amortization.............................      11,272        9,654         8,358
  Provision for doubtful accounts...........................       1,907        1,415         2,229
                                                              ----------     --------      --------
          Total operating expenses..........................     213,946      170,617       145,749
                                                              ----------     --------      --------
Operating Income............................................      39,286       27,071        16,806
                                                              ----------     --------      --------
Non-Operating Income and (Expenses):
  Interest and other income.................................       4,961        3,203         3,679
  Interest expense..........................................      (9,380)      (6,414)       (6,048)
                                                              ----------     --------      --------
                                                                  (4,419)      (3,211)       (2,369)
                                                              ----------     --------      --------
Income Before Income Taxes..................................      34,867       23,860        14,437
Income Taxes................................................      11,661        7,979         4,710
                                                              ----------     --------      --------
Net Income..................................................  $   23,206     $ 15,881      $  9,727
                                                              ==========     ========      ========
Earnings Per Share:
  Primary...................................................  $     2.72     $   2.00      $   1.43
                                                              ==========     ========      ========
  Fully diluted.............................................  $     2.70     $   1.98      $   1.34
                                                              ==========     ========      ========
Average Shares Outstanding:
  Primary...................................................       8,523        7,926         6,810
                                                              ==========     ========      ========
  Fully diluted.............................................       8,602        8,110         7,980
                                                              ==========     ========      ========
Unaudited Pro Forma Net Income(Note 2)......................  $   20,749     $ 14,426      $  8,647
                                                              ==========     ========      ========
Unaudited Pro Forma Earnings Per Share:
  Primary...................................................  $     2.43     $   1.82      $   1.27
                                                              ==========     ========      ========
  Fully diluted.............................................  $     2.41     $   1.80      $   1.21
                                                              ==========     ========      ========

 The accompanying notes are an integral part of these supplemental consolidated financial statements.

                              HUGHES SUPPLY, INC.

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      COMMON STOCK      CAPITAL IN                TREASURY STOCK        UNEARNED
                                   ------------------   EXCESS OF    RETAINED   -------------------       ESOP
                                    SHARES     AMOUNT   PAR VALUE    EARNINGS    SHARES     AMOUNT    COMPENSATION
                                   ---------   ------   ----------   --------   --------   --------   ------------
Balance, January 29, 1993, as
 previously reported.............  5,892,306   $5,892     $22,134    $ 76,012    901,055   $(13,958)     $   --
  Adjustment for poolings of
    interests....................  1,667,200    1,667        (920)      8,790         --         --        (520)
                                   ---------   ------     -------    --------   --------   --------      ------
Balance, January 29, 1993, as
 restated........................  7,559,506    7,559      21,214      84,802    901,055    (13,958)       (520)
  Net income.....................         --       --          --       9,727         --         --
  Cash dividends --
    $.16 per share...............         --       --          --        (724)        --         --
    Pooled companies.............         --       --          --      (2,853)        --         --
  Issuance of treasury shares for
    EDI merger...................   (374,998)    (375)     (5,434)         --   (374,998)     5,809
  Other acquisition..............         --       --      (1,557)      2,158   (101,368)     1,570
  Shares issued under stock
    option plans.................         --       --          98         (18)    (6,123)        95
  Purchase and retirement of
    common shares................     (2,581)      (2)         (9)        (38)        --         --
  Reduction of guaranteed ESOP
    debt.........................                                                                         520
                                   ---------   ------     -------    --------   --------   --------      ------
Balance, January 28, 1994........  7,181,927    7,182      14,312      93,054    418,566     (6,484)         --
  Net income.....................         --       --          --      15,881         --         --
  Cash dividends --
    $.22 per share...............         --       --          --      (1,290)        --         --
    Pooled companies.............         --       --          --      (1,957)        --         --
  Treasury shares contributed to
    employee benefit plan........         --       --         243          --    (16,597)       257
  Conversion of subordinated
    convertible debentures into
    common stock.................  1,081,146    1,081      21,670          --         --         --
  Stock dividend by pooled
    company......................     26,101       26         207        (233)        --         --
  Shares issued under stock
    option plans.................         --       --         121        (141)   (44,341)       687
  Purchase and retirement of
    common shares................     (8,217)      (8)        (35)       (170)        --         --
  Other acquisitions.............         --       --         434          --   (248,640)     3,852
                                   ---------   ------     -------    --------   --------   --------      ------
Balance, January 27, 1995........  8,280,957    8,281      36,952     105,144    108,988     (1,688)         --
  Net income.....................         --       --          --      23,206         --         --
  Cash dividends --
    $.30 per share...............         --       --          --      (1,971)        --         --
    Pooled companies.............         --       --          --      (3,330)        --         --
  Stock dividend by pooled
    company......................     28,710       29         260        (289)        --         --
  Shares issued under stock
    option
    plans........................      6,657        7         270        (154)   (86,984)     1,347
  Purchase and retirement of
    common shares................    (19,642)     (20)       (146)       (354)        --         --
  Other acquisitions.............    168,980      169       2,712          --    (22,004)       341
                                   ---------   ------     -------    --------   --------   --------      ------
Balance, January 26, 1996........  8,465,662   $8,466     $40,048    $122,252         --   $     --      $   --
                                   =========   ======     =======    ========   ========   ========      ======

 The accompanying notes are an integral part of these supplemental consolidated financial statements.

                              HUGHES SUPPLY, INC.

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                       FISCAL YEARS ENDED
                                                             ---------------------------------------
                                                             JANUARY 26,   JANUARY 27,   JANUARY 28,
                                                                1996          1995          1994
                                                             -----------   -----------   -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Cash flows from operating activities:
     Cash received from customers..........................  $ 1,231,106    $ 979,122     $ 811,069
     Cash paid to suppliers and employees..................   (1,192,412)    (962,508)     (802,000)
     Interest received.....................................        3,540        2,397         2,078
     Interest paid.........................................       (9,156)      (5,961)       (6,117)
     Income taxes paid.....................................      (15,729)      (9,383)       (6,014)
                                                             -----------    ---------     ---------
       Net cash provided by (used in) operating
          activities.......................................       17,349        3,667          (984)
                                                             -----------    ---------     ---------
  Cash flows from investing activities:
     Capital expenditures..................................      (13,140)     (13,117)       (9,222)
     Proceeds from sale of property and equipment..........        1,285          812           731
     Business acquisitions, net of cash....................      (10,009)     (11,099)       (3,934)
                                                             -----------    ---------     ---------
       Net cash used in investing activities...............      (21,864)     (23,404)      (12,425)
                                                             -----------    ---------     ---------
  Cash flows from financing activities:
     Net borrowings under short-term debt arrangements.....       15,418       26,789        17,849
     Proceeds from issuance of long-term debt..............           --           --           580
     Principal payments on:
       Long-term notes.....................................       (6,033)      (1,266)       (2,918)
       Capital lease obligations...........................         (844)        (725)         (660)
     Proceeds from issuance of common shares under stock
       option plans........................................        1,470          667           175
     Purchase of common shares.............................         (520)        (213)          (49)
     Dividends paid........................................       (5,106)      (3,111)       (3,421)
                                                             -----------    ---------     ---------
       Net cash provided by financing activities...........        4,385       22,141        11,556
                                                             -----------    ---------     ---------
Net Increase (Decrease) in Cash and Cash Equivalents.......         (130)       2,404        (1,853)
Cash and Cash Equivalents, beginning of year...............        3,774        1,370         3,223
                                                             -----------    ---------     ---------
Cash and Cash Equivalents, end of year.....................  $     3,644    $   3,774     $   1,370
                                                             ===========    =========     =========

 The accompanying notes are an integral part of these supplemental consolidated financial statements.

                              HUGHES SUPPLY, INC.

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 -- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SUPPLEMENTAL FINANCIAL STATEMENTS

     As described in Note 2, on December 11, 1996, December 30, 1996 and January 24, 1997, the Company merged with PPSC, Sunbelt and the Metals Group, respectively, in transactions accounted for as poolings of interests. The accompanying supplemental consolidated financial statements give retroactive effect to the mergers.

INDUSTRY

     Hughes Supply, Inc. and its subsidiaries (the "Company") are engaged in the wholesale distribution of a broad range of materials, equipment and supplies primarily to the construction industry. Major product lines distributed by the Company include electrical, plumbing and electric utility equipment, building materials, pool equipment and supplies, water and sewer products, heating and air conditioning equipment and supplies, water systems and industrial pipe, valves and fittings. The Company's principal customers are electrical, plumbing and mechanical contractors, electric utility companies, municipal and industrial accounts.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Prior period financial statements have been restated to include the accounts of companies acquired and accounted for as poolings of interests. Results of operations of companies purchased and immaterial poolings are included from dates of acquisition. The Company's minority investment in affiliate is accounted for by the equity method.

FISCAL YEAR

     The Company's fiscal year ends on the last Friday in January. Fiscal years 1996, 1995 and 1994 each contained 52 weeks.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

     Inventories are carried at the lower of cost or market. The cost of substantially all inventories is determined by the average cost method.

PROPERTY AND EQUIPMENT

     Buildings and equipment are depreciated using both straight-line and declining-balance methods based on the following estimated useful lives:

Buildings and improvements..................................   5-40 years
Transportation equipment....................................    2-7 years
Furniture, fixtures and equipment...........................   3-10 years
Property under capital leases...............................  20-40 years

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains or losses are credited or charged to earnings upon disposition.

OTHER ASSETS

     The excess of cost over the fair value of net assets of purchased companies ($16,637 and $8,806 at January 26, 1996 and January 27, 1995, respectively, net of accumulated amortization) is being amortized by the straight-line method over 15 to 25 years.

IMPAIRMENT OF LONG-LIVED ASSETS

     In the event that facts and circumstances indicate that the excess of cost over the fair value of net assets of purchased companies or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

REVENUE RECOGNITION

     The Company recognizes revenue from product sales when goods are received by customers.

INCOME TAXES

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

EARNINGS PER COMMON SHARE

     Primary earnings per share are based on the weighted average number of shares outstanding during each year plus the common stock equivalents issuable upon the exercise of stock options. Fully diluted earnings per share assumes the conversion of 7% convertible subordinated debentures (after elimination of related interest expense, net of income tax effect) and exercise of stock options.

DEFERRED EMPLOYEE BENEFITS

     The present value of amounts estimated to be payable under unfunded supplemental retirement agreements with certain officers is being accrued over the remaining years of active employment of the officers and is included in other noncurrent liabilities.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 2 -- BUSINESS COMBINATIONS

     On August 1, 1995, the Company acquired all the common stock of Moore Electric Supply, Inc. ("Moore Electric") in exchange for 315,815 shares of the Company's common stock. Moore Electric is a wholesale distributor of electrical products with five outlets in North Carolina and South Carolina.

     On December 18, 1995, the Company acquired all the common stock of Florida Pipe & Supply Company ("FPS") in exchange for 178,053 shares of the Company's common stock. FPS is a wholesale distributor of industrial pipe, valves and fittings with one outlet in Florida.

     On April 26, 1996, the Company acquired all the common stock of Electric Laboratories and Sales Corporation and ELASCO Agency Sales, Inc. (collectively, "ELASCO") in exchange for 490,161 shares of the Company's common stock. ELASCO is a wholesale distributor of electric utility supplies and equipment with three outlets in Illinois and Ohio. ELASCO was a Subchapter S corporation for federal income tax purposes and, accordingly, did not pay U.S. federal income taxes. ELASCO will be included in the Company's U.S. federal income tax return effective April 26, 1996.

     On December 11, 1996, the Company acquired all the common stock of Panhandle Pipe and Supply Co., Inc. ("PPSC") in exchange for 155,556 shares of the Company's common stock. PPSC is a wholesale distributor of water and sewer supplies and equipment with one outlet in West Virginia.

     On December 30, 1996, the Company acquired all the common stock of Sunbelt Supply Co. ("Sunbelt") in exchange for 483,882 shares of the Company's common stock. Sunbelt is a wholesale distributor of industrial valves, flanges and fittings with nine outlets in Texas, Louisiana, Virginia and Florida.

     On January 24, 1997, the Company acquired all the common stock of Metals, Incorporated, Stainless Tubular Products, Inc. and Metals, Inc. -- Gulf Coast Division (collectively, the "Metals Group") in exchange for 537,601 shares of the Company's common stock. The Metals Group is a wholesale distributor of stainless steel, high temperature and corrosion resistant pipe, bar and flat products with three outlets in Oklahoma, Alabama and Missouri. Metals, Incorporated and Stainless Tubular Products, Inc. were Subchapter S corporations for federal income tax purposes and accordingly, did not pay U.S. federal income taxes. They will be included in the Company's U.S. federal income tax return effective January 24, 1997.

     The above transactions have been accounted for as poolings of interests and, accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of Moore Electric, FPS, ELASCO, PPSC, Sunbelt and the Metals Group. Moore Electric's, FPS's, ELASCO's, PPSC's, Sunbelt's and the Metals Group's fiscal year ends have been changed to the last Friday in January to conform to the Company's fiscal year end.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Net sales and net income for the periods preceding the ELASCO, PPSC, Sunbelt and the Metals Group mergers were as follows:

                                                                               UNAUDITED
                                                           NET         NET     PRO FORMA
                                                          SALES      INCOME    NET INCOME
                                                        ----------   -------   ----------
Nine months ended October 31, 1996:
  Hughes, as previously reported......................  $1,050,187   $22,011    $21,874
  PPSC................................................       7,528       212        212
  Sunbelt.............................................      52,705     1,179      1,179
  The Metals Group....................................      40,250     1,734      1,067
                                                        ----------   -------    -------
  Combined............................................  $1,150,670   $25,136    $24,332
                                                        ==========   =======    =======
Fiscal year ended January 26, 1996:
  Hughes, as previously reported......................  $1,082,179   $16,050    $16,050
  ELASCO..............................................      44,616     2,181      1,287
  PPSC................................................       7,740       112        112
  Sunbelt.............................................      56,959       921        921
  The Metals Group....................................      50,952     3,942      2,379
                                                        ----------   -------    -------
  Combined............................................  $1,242,446   $23,206    $20,749
                                                        ==========   =======    =======
Fiscal year ended January 27, 1995:
  Hughes, as previously reported......................  $  875,459   $11,485    $11,485
  ELASCO..............................................      35,903     2,139      1,293
  PPSC................................................       8,489       312        312
  Sunbelt.............................................      39,079       430        430
  The Metals Group....................................      35,881     1,515        906
                                                        ----------   -------    -------
  Combined............................................  $  994,811   $15,881    $14,426
                                                        ==========   =======    =======
Fiscal year ended January 28, 1994:
  Hughes, as previously reported......................  $  734,958   $ 6,524    $ 6,524
  ELASCO..............................................      26,063     1,683      1,005
  PPSC................................................       6,891       124        124
  Sunbelt.............................................      32,264       412        412
  The Metals Group....................................      27,075       984        582
                                                        ----------   -------    -------
  Combined............................................  $  827,251   $ 9,727    $ 8,647
                                                        ==========   =======    =======

     Unaudited pro forma net income reflects adjustments to net income to record an estimated provision for income taxes for each period presented assuming ELASCO, Metals, Incorporated and Stainless Tubular Products, Inc. were tax paying entities.

     During fiscal years 1996, 1995 and 1994, the Company acquired several wholesale distributors of materials to the construction industry that were accounted for as purchases. These acquisitions, individually or in the aggregate, did not have a material effect on the consolidated financial statements. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 3 -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                1996       1995
                                                              --------   --------
Land........................................................  $ 14,475   $ 13,509
Buildings and improvements..................................    53,161     49,307
Transportation equipment....................................    20,444     20,106
Furniture, fixtures and equipment...........................    24,982     21,812
Property under capital leases...............................    10,551     10,794
                                                              --------   --------
                                                               123,613    115,528
Less accumulated depreciation and amortization..............   (60,862)   (56,381)
                                                              --------   --------
                                                              $ 62,751   $ 59,147
                                                              ========   ========

NOTE 4 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                1996       1995
                                                              --------   --------
Unsecured revolving bank notes under $160,000 credit
  agreement, payable June 30, 1998, fluctuating interest
  (6.3% to 6.4% at January 26, 1996)........................  $ 87,567   $ 74,918
Short-term instruments classified as long-term debt.........    35,200     34,803
Other notes payable.........................................     9,139     11,563
Capital lease obligations...................................     3,014      3,858
                                                              --------   --------
                                                               134,920    125,142
Less current portion........................................    (3,238)    (3,414)
                                                              --------   --------
                                                              $131,682   $121,728
                                                              ========   ========

     On July 31, 1995, the Company's revolving credit and line of credit agreement with a group of banks was amended. The agreement, as amended, now permits the Company to borrow up to $160,000 (subject to borrowing limitations under the agreement) -- $125,000 long-term, expiring June 30, 1998, and $35,000 line of credit convertible to a term note due two years from conversion date. The $35,000 line of credit backs commercial paper. Under the credit facility, interest is payable at market rates plus applicable margins. Commitment fees of
 .25% and .125% are paid on the unused portions of the revolving and line of credit facilities, respectively.

     Loan covenants require the Company to maintain consolidated working capital of not less than $75,000 and a maximum ratio of funded debt to total capital, as defined, of .55 to 1.0. The covenants also restrict the Company's activities regarding investments, liens, borrowing and leasing, and payment of dividends other than stock. Under the dividend covenant, approximately $13,480 is available at January 26, 1996 for payment of dividends.

     The Company has a bank line of credit for short-term borrowing aggregating $6,000 (subject to borrowing limitations under the long-term debt covenants) under which $200 was outstanding at January 26, 1996. There were no amounts outstanding at January 27, 1995. The line provides for interest at market rates. The interest rate on short-term borrowing as of January 26, 1996 was 5.9%. In addition, the Company has a commercial paper program backed by its revolving credit facility. The weighted average interest rate on outstanding commercial paper borrowings of $35,000 and $34,803 as of January 26, 1996 and January 27, 1995 was 5.9% and 6.0%, respectively.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company's credit facility enables the Company to refinance short-term borrowings on a long-term basis to the extent that the credit facility is unused. Accordingly, $35,200 and $34,803 of short-term borrowings at January 26, 1996 and January 27, 1995, respectively, have been classified as long-term debt.

     The carrying value of notes payable is a reasonable estimate of fair value since interest rates are based on prevailing market rates.

     Maturities of long-term debt, excluding capital lease obligations, for each of the five years subsequent to January 26, 1996 and in the aggregate are as follows:

                    FISCAL YEARS ENDING
                    -------------------
     1997...................................................  $  2,381
     1998...................................................     5,737
     1999...................................................   123,067
     2000...................................................       166
     2001...................................................       555
     Later years............................................        --
                                                              --------
                                                              $131,906
                                                              ========

NOTE 5 -- INCOME TAXES

     The components of deferred tax assets and liabilities are as follows:

                                                               1996      1995
                                                              -------   -------
Deferred tax assets:
  Allowance for doubtful accounts...........................  $ 1,829   $ 1,874
  Inventories...............................................    1,821     2,900
  Capital leases............................................      503       590
  Property and equipment....................................    1,171       765
  Accrued vacation..........................................      914       670
  Deferred compensation.....................................      681       597
  Environmental clean-up costs..............................      268       216
  Operating leases..........................................      276        --
  Other accrued liabilities.................................    5,106     3,222
  Other.....................................................      389       310
                                                              -------   -------
          Total deferred tax assets.........................   12,958    11,144
                                                              -------   -------
Deferred tax liabilities:
  Operating leases..........................................       --        42
  Intangible assets.........................................       21         8
                                                              -------   -------
     Total deferred tax liabilities.........................       21        50
                                                              -------   -------
Net deferred tax asset......................................  $12,937   $11,094
                                                              =======   =======

     No valuation allowance has been provided for these deferred tax assets at January 26, 1996 and January 27, 1995 as full realization of these assets is expected.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The consolidated provision for income taxes consists of the following:

                                                              FISCAL YEARS ENDED
                                                         ----------------------------
                                                          1996       1995       1994
                                                         -------    -------    ------
Currently payable:
  Federal..............................................  $11,676    $10,161    $4,739
  State................................................    1,796      1,667       672
                                                         -------    -------    ------
                                                          13,472     11,828     5,411
                                                         -------    -------    ------
Deferred:
  Federal..............................................   (1,555)    (3,650)     (906)
  State................................................     (256)      (199)      205
                                                         -------    -------    ------
                                                          (1,811)    (3,849)     (701)
                                                         -------    -------    ------
                                                         $11,661    $ 7,979    $4,710
                                                         =======    =======    ======

     The following is a reconciliation of tax computed at the statutory Federal rate to the income tax expense in the consolidated statements of income:

                                                 FISCAL YEARS ENDED
                               ------------------------------------------------------
                                     1996               1995               1994
                               ----------------    ---------------    ---------------
                               AMOUNT       %      AMOUNT      %      AMOUNT      %
                               -------    -----    ------    -----    ------    -----
Tax computed at statutory
  Federal rate...............  $12,204     35.0%   $8,350     35.0%   $5,053     35.0%
Effect of:
  State income tax, net of
     Federal income tax
     benefit.................      991      2.8       955      4.0       569      3.9
  ELASCO earnings............     (772)    (2.2)     (756)    (3.2)     (595)    (4.1)
  Metals Group earnings......   (1,395)    (4.0)     (530)    (2.2)     (344)    (2.4)
  Nondeductible purchase
     adjustments.............       43      0.1        38      0.2        24      0.2
  Nondeductible expenses.....      396      1.1       330      1.4       117      0.8
  Other, net.................      194      0.6      (408)    (1.7)     (114)    (0.8)
                               -------    -----    ------    -----    ------    -----
Income tax expense...........  $11,661     33.4%   $7,979     33.5%   $4,710     32.6%
                               =======    =====    ======    =====    ======    =====

     Prior to their merger with the Company, ELASCO, Metals, Incorporated and Stainless Tubular Products, Inc. were Subchapter S corporations and, therefore, not subject to corporate income tax. ELASCO's Subchapter S corporation status terminated upon the merger with the Company on April 26, 1996, and Metals, Incorporated and Stainless Tubular Products, Inc.'s Subchapter S corporation status terminated upon the merger with the Company on January 24, 1997.

NOTE 6 -- EMPLOYEE BENEFIT PLANS

PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLANS

     The Company has a 401(k) profit sharing plan which provides benefits for substantially all employees of the Company who meet minimum age and length of service requirements. Under the plan, employee contributions of not less than 2% to not more than 3% of each eligible employee's compensation are matched (in cash or stock) 50% by the Company. Additional annual contributions may be made at the discretion of the Board of Directors.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company has an employee stock ownership plan (ESOP) covering substantially all employees of the Company who meet minimum age and length of service requirements. The plan is designed to enable eligible employees to acquire a proprietary interest in the Company. Company contributions (whether in cash or stock) are determined annually by the Board of Directors in an amount not to exceed the maximum allowable as an income tax deduction. At January 26, 1996 and January 27, 1995, the plan owned approximately 184,000 and 172,000 shares, respectively, of the Company's common stock, all of which were allocated to participants.

     Amounts charged to expense for these and other similar plans during the fiscal years ended in 1996, 1995 and 1994 were $2,322, $1,315 and $1,784, respectively.

BONUS PLANS

     The Company has bonus plans, based on profitability formulas, which provide incentive compensation for key employees. Amounts charged to expense for bonuses to executive officers were $1,354, $935 and $533 for the fiscal years ended in 1996, 1995 and 1994, respectively.

STOCK OPTION PLANS

     The Company's stock option plans authorize the granting of both incentive and non-incentive stock options for an aggregate of 1,635,000 shares of common stock to key executive, management, and sales employees, and, with respect to 135,000 shares, to directors. Under the plans, options are granted at prices not less than market value on the date of grant, and the maximum term of an option may not exceed ten years. Prices for incentive stock options granted to employees who own 10% or more of the Company's stock are at least 110% of market value at date of grant. Options may be granted from time to time to May 1998, or May 2003 with regard to directors. An option becomes exercisable at such times and in such installments as set by the Board of Directors.

     The employee plan also permits the granting of stock appreciation rights
(SARs) to holders of options. Such rights permit the optionee to surrender an exercisable option, in whole or in part, on any date that the fair market value of the Company's common stock exceeds the option price for the stock and receive payment in common stock, or, if the Board of Directors approves, in cash or any combination of cash and common stock. Such payment would be equal to the excess of the fair market value of the shares under the surrendered option over the option price for such shares. The change in value of SARs would be reflected in income based upon the market value of the stock. No SARs have been granted or issued through January 26, 1996.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     A summary of option transactions during each of the three fiscal years in the period ended January 26, 1996 is shown below:

                                                              NUMBER OF   OPTION PRICE
                                                               SHARES         RANGE
                                                              ---------   -------------
Under option, January 29, 1993
  (253,442 shares exercisable)..............................   406,442    $12.00-$17.63
  Granted...................................................    12,000           $16.25
  Exercised.................................................    (6,023)   $12.25-$12.87
  Cancelled.................................................   (12,835)   $12.00-$12.63
                                                               -------
Under option, January 28, 1994
  (297,584 shares exercisable)..............................   399,584    $12.25-$17.63
  Granted...................................................   115,000    $18.13-$25.37
  Exercised.................................................   (44,241)   $12.25-$12.63
                                                               -------
Under option, January 27, 1995
  (339,343 shares exercisable)..............................   470,343    $12.25-$25.37
  Granted...................................................    15,000           $19.25
  Exercised.................................................   (93,541)   $12.25-$20.25
  Cancelled.................................................    (1,861)   $12.25-$12.63
                                                               -------
Under option, January 26, 1996
  (329,941 shares exercisable)..............................   389,941    $12.25-$25.37
                                                               =======

     There were 627,519 and 640,658 shares available for the granting of options at January 26, 1996 and January 27, 1995, respectively.

STOCK-BASED COMPENSATION

     The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion 25 ("APB 25"). APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company intends to adopt the provisions for pro forma disclosure requirements of SFAS 123 in fiscal 1997.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     The Company has entered into agreements with certain key executive officers providing for supplemental payments, generally for periods up to 15 years, upon retirement, disability or death. The obligations are not funded apart from the Company's general assets. Amounts charged to expense under the agreements were $238, $390 and $166 in fiscal years ended 1996, 1995 and 1994, respectively.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

     A portion of the Company's operations are conducted from locations leased under capital leases from a corporation which is owned by three of the directors of Hughes Supply, Inc. The leases generally provide that all expenses related to the properties are to be paid by the lessee. The leases also generally provide for rental increases at specified intervals. The leases all expire within ten years; however, it is expected that they will be renewed. Rents under these agreements amounted to $1,149 in fiscal year ended 1996 and $1,165 for fiscal years ended 1995 and 1994. Property under capital leases is included in the consolidated balance sheets as follows:

                                                               1996      1995
                                                              -------   -------
Property under capital leases (consisting of land and
  buildings)................................................  $10,551   $10,794
Accumulated amortization....................................   (8,840)   (8,458)
                                                              -------   -------
                                                              $ 1,711   $ 2,336
                                                              =======   =======

     In addition, rents under operating leases paid to this related corporation were $358, $400 and $396 in 1996, 1995 and 1994, respectively.

     Future minimum payments, by year and in the aggregate, under the aforementioned leases and other noncancellable operating leases with initial or remaining terms in excess of one year as of January 26, 1996, are as follows:

                                                              CAPITAL   OPERATING
                                                              LEASES     LEASES
                                                              -------   ---------
FISCAL YEARS ENDING
       1997.................................................  $1,141     $ 9,992
       1998.................................................   1,141       8,971
       1999.................................................     558       7,134
       2000.................................................     360       5,155
       2001.................................................     325       3,340
       Later years..........................................     258       5,372
                                                              ------     -------
Total minimum lease payments................................   3,783     $39,964
                                                                         =======
Less amount representing interest...........................    (769)
                                                              ------
Present value of net minimum lease payments.................   3,014
Less current portion........................................    (857)
                                                              ------
                                                              $2,157
                                                              ======

     Lease-related expenses are as follows:

                                                                 FISCAL YEARS ENDED
                                                              -------------------------
                                                               1996      1995     1994
                                                              -------   ------   ------
Capital lease amortization..................................  $   584   $  594   $  594
Capital lease interest expense..............................      364      440      505
Operating lease rentals (excluding month-to-month rents)....   12,816    7,904    6,768

GUARANTEES OF AFFILIATE DEBT

     A wholly-owned subsidiary of the Company owns a 20% interest in Accord Industries Company ("Accord"), a joint venture formed from the Company's sale of its manufacturing operations in 1990. As

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

partial consideration for the sale, the Company received $2,750 in notes receivable, part of which is convertible into an additional partnership interest in Accord of up to 29%.

     In connection with the investment in Accord, the Company guaranteed $500 of Accord's indebtedness to a bank and the Company's subsidiary as a joint venturer is contingently liable for the remaining bank debt of approximately $1,100 as of January 26, 1996.

LEGAL MATTERS

     The Company is involved in various legal proceedings incident to the conduct of its business. In the opinion of management, none of the proceedings are material in relation to the Company's consolidated operations or financial position.

NOTE 8 -- CAPITAL STOCK

COMMON STOCK

     On May 24, 1994, the shareholders approved an amendment to the articles of incorporation of the Company increasing the number of authorized shares of common stock to 20,000,000 shares, $1.00 par value per share.

     On March 8, 1994, the Company issued a call for redemption of its outstanding 7% convertible subordinated debentures to take place on April 7, 1994. Of the $22,960 debentures outstanding at January 28, 1994, $22,889, or 99.7%, were converted into the Company's common stock at $21.17 per share or
47.2 common shares for each $1 face amount of debentures. This conversion resulted in the issuance of 1,081,146 common shares.

PREFERRED STOCK

     The Company's Board of Directors established Series A Junior Participating Preferred Stock (Series A Stock) consisting of 300,000 shares. Each share of Series A Stock will be entitled to one vote on all matters submitted to a vote of shareholders. Series A Stock is not redeemable or convertible into any other security. Each share of Series A Stock shall have a minimum cumulative preferential quarterly dividend rate equal to the greater of $1.25 per share or 100 times the aggregate per share amount of the dividend declared on common stock. In the event of liquidation, shares of Series A Stock will be entitled to the greater of $100 per share plus any accrued and unpaid dividend or 100 times the payment to be made per share of common stock. No shares of Series A Stock are presently outstanding, and no shares are expected to be issued except in connection with the shareholder rights plan referred to below.

     The Company has a shareholder rights plan. Under the plan, the Company distributed to shareholders a dividend of one right per share of the Company's common stock. When exercisable, each right will permit the holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Stock at a purchase price of $65 per unit. The rights generally become exercisable if a person or group acquires 20% or more of the Company's common stock or commences a tender offer that could result in such person or group owning 30% or more of the Company's common stock. If certain subsequent events occur after the rights first become exercisable, the rights may become exercisable for the purchase of shares of common stock of the Company, or of an acquiring company, having a value equal to two times the exercise price of the right. The rights may be redeemed by the Company at $.01 per right at any time prior to ten days after 20% or more of the Company's stock is acquired by a person or group. The rights expire on June 2, 1998 unless sooner terminated in accordance with the rights plan.

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 9 -- CONCENTRATION OF CREDIT RISK

     The Company sells its products in the major areas of construction markets in certain states of the eastern half of the United States. Approximately 90% of the Company's sales are credit sales which are primarily to customers whose ability to pay is dependent upon the construction industry economics prevailing in these areas; however, concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Company's customer base and no one customer comprises more than 1% of annual sales. The Company performs ongoing credit evaluations of its customers and in certain situations obtains collateral sufficient to protect its credit position. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

NOTE 10 -- SUPPLEMENTAL CASH FLOWS INFORMATION

     The following is a reconciliation of net income to net cash provided by (used in) operating activities:

                                                               FISCAL YEARS ENDED
                                                          -----------------------------
                                                           1996       1995       1994
                                                          -------   --------   --------
Net income..............................................  $23,206   $ 15,881   $  9,727
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation.......................................    9,342      8,815      7,596
     Amortization.......................................    1,930        839        762
     Provision for doubtful accounts....................    1,907      1,415      2,229
     Gain on sale of property and equipment.............     (589)      (286)      (428)
     Undistributed (earnings) losses of affiliate.......      115       (139)      (171)
     Treasury shares contributed to employee benefit
       plan.............................................       --        500         --
     Changes in assets and liabilities, net of effects
       of business acquisitions:
       (Increase) decrease in --
          Accounts receivable...........................  (12,287)   (16,069)   (17,184)
          Inventories...................................   (9,183)   (22,278)    (5,404)
          Other current assets..........................   (3,619)    (3,016)      (632)
          Other assets..................................   (1,090)      (390)       168
       Increase (decrease) in --
          Accounts payable and accrued expenses.........   11,236     18,950      3,548
          Accrued interest and income taxes.............   (2,001)     2,845       (718)
          Other noncurrent liabilities..................      225        397        178
       Increase in deferred income taxes................   (1,843)    (3,797)      (655)
                                                          -------   --------   --------
Net cash provided by (used in) operating activities.....  $17,349   $  3,667   $   (984)
                                                          =======   ========   ========

                              HUGHES SUPPLY, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NONCASH INVESTING AND FINANCING ACTIVITIES

     The net assets acquired and consideration for acquisitions accounted for as purchases are summarized below:

                                                                FISCAL YEARS ENDED
                                                            ---------------------------
                                                             1996      1995      1994
                                                            -------   -------   -------
Fair value of:
  Assets acquired.........................................  $22,600   $28,396   $ 8,421
  Liabilities assumed.....................................   (9,369)   (7,269)   (4,487)
                                                            -------   -------   -------
Purchase price............................................  $13,231   $21,127   $ 3,934
                                                            =======   =======   =======

     Consideration in fiscal 1996 included 191,000 shares of common stock (fair value $3,222). Consideration in fiscal 1995 included 249,000 shares of common stock (fair value $4,286), a note for $1,525 and amounts payable of $4,217.

     Additional common stock was issued in fiscal year 1995 upon the conversion of $22,889 convertible subordinated debentures.

NOTE 11 -- SUBSEQUENT EVENTS (UNAUDITED)

     On May 13, 1996, the Company acquired substantially all of the assets, properties and business of PVF Holdings, Inc. and its subsidiaries ("PVF"). The aggregate consideration paid was approximately $108,832. The following table reflects the unaudited pro forma combined results of operations, assuming the PVF acquisition had occurred at the beginning of fiscal 1996:

                                                              FISCAL YEAR ENDED
                                                              JANUARY 26, 1996
                                                              -----------------
Net sales...................................................     $1,351,605
Net income..................................................         35,346
Earnings per share:
  Primary...................................................           3.82
  Fully diluted.............................................           3.78

     The pro forma information does not purport to be indicative of the results which actually would have occurred had the PVF acquisition occurred at the beginning of fiscal 1996, or of results which may occur in the future.

     In May 1996, the Company sold in a public offering 1,486,989 shares of its common stock which generated net proceeds of approximately $48,197. On May 29, 1996, the Company issued $98,000 of senior notes in a private placement in connection with the acquisition of PVF. Proceeds received by the Company in the private placement of the senior notes and the sale of the Company's common stock were used to partially fund the PVF acquisition and to reduce indebtedness outstanding under the Company's revolving credit facility and line of credit agreement.

                              HUGHES SUPPLY, INC.

            SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS -- (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              OCTOBER 31,    JANUARY 26,
                                                                 1996           1996
                                                              -----------    -----------
                                                                              (NOTE 2)
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................   $  3,423       $  3,644
  Accounts receivable, less allowance for losses of $8,611
     and $4,868.............................................    215,126        155,702
  Inventories...............................................    224,209        167,138
  Deferred income taxes.....................................     12,346         10,501
  Other current assets......................................     10,907         16,737
                                                               --------       --------
          Total current assets..............................    466,011        353,722
Property and Equipment, Net.................................     69,671         62,751
Excess of Cost over Net Assets Acquired.....................     80,239         16,637
Deferred Income Taxes.......................................      3,028          2,436
Other Assets................................................      6,179          5,249
                                                               --------       --------
                                                               $625,128       $440,795
                                                               ========       ========
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.........................   $  1,616       $  3,238
  Accounts payable..........................................    120,319        102,262
  Accrued compensation and benefits.........................     16,921         13,551
  Other current liabilities.................................     23,971         17,525
                                                               --------       --------
          Total current liabilities.........................    162,827        136,576
Long-Term Debt..............................................    194,755        131,682
Other Noncurrent Liabilities................................      2,119          1,771
                                                               --------       --------
          Total liabilities.................................    359,701        270,029
                                                               --------       --------
Commitments and Contingencies
Shareholders' Equity:
  Preferred Stock...........................................         --             --
  Common Stock -- 11,300,698 and 8,465,662 shares issued and
     outstanding............................................     11,301          8,466
  Capital in excess of par value............................    104,537         40,048
  Retained earnings.........................................    149,589        122,252
                                                               --------       --------
          Total shareholders' equity........................    265,427        170,766
                                                               --------       --------
                                                               $625,128       $440,795
                                                               ========       ========

 The accompanying notes are an integral part of these supplemental consolidated financial statements.

                              HUGHES SUPPLY, INC.

         SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME -- (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                NINE MONTHS ENDED
                                                                   OCTOBER 31,
                                                              ----------------------
                                                                 1996         1995
                                                              ----------    --------
Net Sales...................................................  $1,150,670    $938,481
Cost of Sales...............................................     914,270     750,121
                                                              ----------    --------
Gross Profit................................................     236,400     188,360
                                                              ----------    --------
Operating Expenses:
  Selling, general and administrative.......................     177,694     147,724
  Depreciation and amortization.............................      10,638       7,772
  Provision for doubtful accounts...........................       2,701       2,454
                                                              ----------    --------
          Total operating expenses..........................     191,033     157,950
                                                              ----------    --------
Operating Income............................................      45,367      30,410
                                                              ----------    --------
Non-Operating Income and (Expenses):
  Interest and other income.................................       4,665       3,834
  Interest expense..........................................      (9,603)     (7,133)
                                                              ----------    --------
                                                                  (4,938)     (3,299)
                                                              ----------    --------
Income Before Income Taxes..................................      40,429      27,111
Income Taxes................................................      15,293       8,980
                                                              ----------    --------
Net Income..................................................  $   25,136    $ 18,131
                                                              ==========    ========
Earnings Per Share:
  Primary...................................................  $     2.46    $   2.13
                                                              ==========    ========
  Fully diluted.............................................  $     2.45    $   2.12
                                                              ==========    ========
Average Shares Outstanding:
  Primary...................................................      10,208       8,499
                                                              ==========    ========
  Fully diluted.............................................      10,242       8,555
                                                              ==========    ========
Unaudited Pro Forma Net Income..............................  $   24,332    $ 16,083
                                                              ==========    ========
Unaudited Pro Forma Earnings Per Share:
  Primary...................................................  $     2.38    $   1.89
                                                              ==========    ========
  Fully diluted.............................................  $     2.38    $   1.88
                                                              ==========    ========

 The accompanying notes are an integral part of these supplemental consolidated financial statements.

                              HUGHES SUPPLY, INC.

       SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS -- (UNAUDITED)
                                 (IN THOUSANDS)

                                                                   NINE MONTHS ENDED
                                                              ----------------------------
                                                              OCTOBER 31,      OCTOBER 31,
                                                                 1996             1995
                                                              -----------      -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Cash flows from operating activities:
     Cash received from customers...........................  $ 1,112,764       $ 913,089
     Cash paid to suppliers and employees...................   (1,085,918)       (885,596)
     Interest received......................................        2,967           2,538
     Interest paid..........................................       (6,564)         (6,866)
     Income taxes paid......................................      (15,269)        (11,158)
                                                              -----------       ---------
       Net cash provided by operating activities............        7,980          12,007
                                                              -----------       ---------
  Cash flows from investing activities:
     Capital expenditures...................................      (11,824)         (9,652)
     Proceeds from sale of property and equipment...........        1,721           1,195
     Business acquisitions, net of cash.....................      (89,952)         (6,945)
                                                              -----------       ---------
       Net cash used in investing activities................     (100,055)        (15,402)
                                                              -----------       ---------
  Cash flows from financing activities:
     Net borrowing (repayment) under short-term debt
       arrangements.........................................      (35,182)         10,697
     Principal payments on:
       Long-term notes......................................      (14,266)         (5,417)
       Capital lease obligations............................         (843)           (598)
     Proceeds from issuance of long-term debt...............       98,000              --
     Net proceeds from sale of common stock.................       48,197              --
     Proceeds from stock options exercised..................          869           1,036
     Purchase of common shares..............................         (395)           (409)
     Dividends paid.........................................       (4,526)         (3,896)
                                                              -----------       ---------
       Net cash provided by financing activities............       91,854           1,413
                                                              -----------       ---------
Net Decrease in Cash and Cash Equivalents...................         (221)         (1,982)
Cash and Cash Equivalents, beginning of period..............        3,644           3,774
                                                              -----------       ---------
Cash and Cash Equivalents, end of period....................  $     3,423       $   1,792
                                                              ===========       =========

 The accompanying notes are an integral part of these supplemental consolidated financial statements.

                              HUGHES SUPPLY, INC.

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. In the opinion of the Company, the accompanying unaudited supplemental consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position as of October 31, 1996, the results of operations for the nine months ended October 31, 1996 and 1995, and cash flows for the nine months then ended. The supplemental financial statements have been restated to give effect to the business combinations between the Company and PPSC, Sunbelt and the Metals Group consummated after October 31, 1996 and accounted for as poolings of interests (see Note 2).

     The fiscal year of the Company is a 52 or 53-week period ending on the last Friday in January. Fiscal year 1997 will be a 53-week period while fiscal year 1996 was a 52-week period. The nine months ended October 31, 1996 and 1995 contained 40 and 39 weeks, respectively.

     The January 26, 1996 balance sheet contains certain reclassifications which were made to conform to the October 31, 1996 financial statement format. None of these reclassifications affected net income or shareholders' equity.

2. On April 26, 1996 the Company acquired all the common stock of ELASCO in exchange for 490,161 shares of the Company's common stock. ELASCO is a wholesale distributor of electric utility supplies and equipment with three branches in Illinois and Ohio.

     On December 11, 1996 the Company acquired all the common stock of PPSC in exchange for 155,556 shares of the Company's common stock. PPSC is a wholesale distributor of water and sewer supplies and equipment with one outlet in West Virginia.

     On December 30, 1996 the Company acquired all the common stock of Sunbelt in exchange for 483,882 shares of the Company's common stock. Sunbelt is a wholesale distributor of industrial valves, flanges and fittings with nine outlets in Texas, Louisiana, Virginia and Florida.

     On January 24, 1997 the Company acquired all the common stock of the Metals Group in exchange for 537,601 shares of the Company's common stock. The Metals Group is a wholesale distributor of stainless steel, high temperature and corrosion resistant pipe, bar and flat products with three outlets in Oklahoma, Alabama and Missouri.

     The above transactions have been accounted for as poolings of interests and, accordingly, the consolidated financial statements for the periods presented have been restated to include the accounts of ELASCO, PPSC, Sunbelt and the Metals Group. ELASCO's, PPSC's, Sunbelt's and the Metals Group's fiscal year ends have been changed to the last Friday in January to conform to the Company's fiscal year end.

3. On May 13, 1996, the Company acquired substantially all of the assets, properties and business of PVF. The aggregate consideration paid was $108,832 consisting of cash in the amount of $81,917, the issuance of 737,645 shares of common stock having an agreed-upon value of $27.763 per share and the assumption of $6,436 of bank debt. PVF distributes stainless steel pipe, valves and fittings from 16 locations nationwide, and had sales of approximately $110,000 for calendar year 1995. The transaction has been accounted for as a purchase and the results of operations of PVF from the date of acquisition are included in the consolidated financial statements. The excess of cost over net assets acquired is being amortized over 15 years by the straight-line method.

                              HUGHES SUPPLY, INC.

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (UNAUDITED)
                                  (CONTINUED)

     The following table reflects the pro forma combined results of operations, assuming the PVF acquisition had occurred at the beginning of each period presented:

                                                                 NINE MONTHS ENDED
                                                                    OCTOBER 31,
                                                              -----------------------
                                                                 1996         1995
                                                              ----------   ----------
Net sales...................................................  $1,183,745   $1,022,957
Net income..................................................      27,451       27,086
Earnings per share:
  Primary...................................................        2.61         2.93
  Fully diluted.............................................        2.60         2.91

     The past and future financial performance of PVF will be directly influenced by the cost of stainless steel and nickel alloy which as a commodity item can and does fluctuate. Significant fluctuations in the prices of stainless steel and nickel alloy which have occurred in the first nine months of each period presented have resulted in gross margins for PVF of 29.6% for the first nine months of fiscal 1997 compared to 38.2% for the first nine months of fiscal 1996 included in the pro forma information above. As a result of the commodity price fluctuations and the fact that these significant price fluctuations could continue to create cyclicality in PVF's future operating performance, management believes that the pro forma information is not necessarily indicative of future performance.

4. On May 29, 1996 the Company issued $98,000 of senior notes in a private placement in connection with the acquisition of PVF. The notes mature in 2011, bear interest at 7.96% and will be payable in 20 equal semi-annual payments beginning in 2001. In May, 1996 the Company sold in a public offering 1,486,989 shares of its common stock which generated net proceeds of approximately $48,197. Proceeds received by the Company in the private placement of the senior notes and the sale of the Company's common stock were used to partially fund the PVF acquisition (including satisfaction of the interim note payable to the sellers) and to reduce indebtedness outstanding under the Company's revolving credit facility and line of credit agreement.

5. In addition to the acquisitions discussed in Notes 2 and 3 above, during the nine months ended October 31, 1996, the Company acquired several wholesale distributors of materials to the construction industry for cash and stock. These acquisitions have been accounted for as purchases or immaterial poolings and did not have a material effect on the consolidated financial statements of the Company. Results of operations of these companies from their respective dates of acquisition have been included in the consolidated financial statements.

                              HUGHES SUPPLY, INC.

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (UNAUDITED)
                                  (CONTINUED)

     The following is a reconciliation of net income to net cash provided by (used in) operating activities:

                                                               NINE MONTHS ENDED
                                                                  OCTOBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
Net income..................................................  $ 25,136    $ 18,131
  Adjustments to reconcile net income to net cash provided
     by
     (used in) operating activities:
     Depreciation...........................................     6,968       6,319
     Amortization...........................................     3,670       1,453
     Provision for doubtful accounts........................     2,701       2,454
     Gain on sale of property and equipment.................      (618)       (625)
     Undistributed (earnings) losses of affiliate...........       (42)         73
     Changes in assets and liabilities, net of effects of
       business acquisitions:
       (Increase) decrease in --
          Accounts receivable...............................   (38,944)    (26,136)
          Inventories.......................................    (6,340)      2,428
          Other current assets..............................     5,969       6,843
          Other assets......................................      (274)     (2,622)
       Increase (decrease) in --
          Accounts payable and accrued expenses.............     6,343       5,293
          Accrued interest and income taxes.................     5,500        (275)
          Other noncurrent liabilities......................       348         307
       Increase in deferred income taxes....................    (2,437)     (1,636)
                                                              --------    --------
Net cash provided by operating activities...................  $  7,980    $ 12,007
                                                              ========    ========

======================================================

  No person has been authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company subsequent to its date. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, such securities in any circumstances in which such offer or solicitation is unlawful.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents By
  Reference...........................    3
Prospectus Summary....................    4
Risk Factors..........................    8
Use of Proceeds.......................    9
Selected Unaudited Pro Forma
  Supplemental Consolidated Financial
  Data................................   10
Selected Supplemental Consolidated
  Financial and Operating Data........   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Selling Shareholders..................   20
Plan of Distribution..................   26
Legal Matters.........................   26
Experts...............................   27
Index to Supplemental Consolidated
  Financial Statements................  F-1

======================================================
======================================================

                                1,407,925 SHARES

                              HUGHES SUPPLY, INC.

                                  COMMON STOCK
                           -------------------------
                                   PROSPECTUS
                           -------------------------
                            DATED FEBRUARY   , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     It is estimated that Hughes Supply, Inc. (the "Company") will incur the following expenses in connection with the offering of the securities being registered. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee, and all of said amounts will be paid by the Company.

Registration Fee -- Securities and Exchange Commission......  $14,026
Blue Sky fees and expenses..................................    1,500
Accounting fees and expenses................................   20,000
Legal fees and expenses.....................................   25,000
Printing....................................................    3,500
Transfer Agent's fees and expenses..........................    1,500
Miscellaneous Expenses......................................      474
                                                              -------
          Total.............................................  $66,000
                                                              =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 607.0850 of the Florida Business Corporation Act permits, and in some cases requires, the Company as a Florida corporation to indemnify a director, officer, employee, or agent of the Company, or any person serving at the request of the Company in any such capacity with respect to another entity, against certain expenses and liabilities incurred as a party to any proceeding, including, among others, a proceeding under the Securities Act of 1933, as amended (the "Securities Act"), brought against such person by reason of the fact that such person is or was a director, officer, employee, or agent of the Company or is or was serving in such capacity with respect to another entity at the request of the Company. With respect to actions, other than in the right of the Company, such indemnification is permitted if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. Termination of any such action by judgment, order, settlement or conviction or a plea of nolo contendere, or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, or with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     With respect to any action threatened, pending or completed in the right of the Company to procure a judgment in its favor against any such person, the Company may indemnify any such person against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, including the appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which any such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duties to the Company unless the Court in which the action was brought determines that despite the adjudication of liability, but in view of all the circumstances in the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     Section 607.0850 also provides that if any such person has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether brought in the right of the Company or otherwise, such person shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

     If any director or officer does not succeed upon the merits or otherwise in defense of an action, suit or proceeding, then unless pursuant to a determination made by a court, indemnification by the Company shall be made only as authorized in the specific case upon a determination that indemnification of the director or officer is proper because he or she has met the applicable standard of conduct. Any such determination may be made:

          (a) By the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit, or proceeding;

          (b) If such a quorum is not obtainable or, even if obtainable, by a majority vote of a committee duly designated by the Board of Directors (in which Directors who are parties may participate) consisting solely of two or more Directors not at the time parties to the proceeding;

          (c) By independent legal counsel selected by the Board of Directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or if a quorum of the Directors cannot be obtained for paragraph (a) or the committee cannot be designated under paragraph (b) selected by a majority vote of the full Board of Directors (in which Directors who are parties may participate); or

          (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to the proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceedings.

     Section 607.0850 also contains a provision authorizing corporations to purchase and maintain liability insurance on behalf of its directors and officers. For some years the Company has maintained an insurance policy which insures directors and officers of the Company against amounts the director or officer is obligated to pay in respect of his legal liability, whether actual or asserted, for any negligent act, any error, any omission or any breach of duty which, subject to the applicable limits and terms of the policy, include damages, judgments, settlements, costs of investigation, and costs, charges and expenses incurred in the defense of actions, suits, or proceedings or appeals thereto, subject to the exceptions, limitations and conditions set forth in the policy.

ITEM 16.  EXHIBITS.

     The following items are filed as exhibits to this registration statement:

EXHIBIT
  NO.                                 DESCRIPTION
-------                               -----------
4.1       --  Restated Articles of Incorporation of the Company, as
              amended(1)
4.2       --  Composite By-laws of the Company(2)
4.3       --  Form of Common Stock Certificate of the Company(3)
5.0       --  Opinion of Benjamin P. Butterfield, Esq.
11.1      --  Computation of Supplemental Pro Forma Combined Primary
              Earnings Per Share for the nine months ended October 31,
              1996
11.2      --  Computation of Supplemental Pro Forma as Adjusted Primary
              Earnings Per Share for the nine months ended October 31,
              1996
11.3      --  Computation of Supplemental Pro Forma Combined Primary
              Earnings Per Share for the year ended January 26, 1996
11.4      --  Computation of Supplemental Pro Forma As Adjusted Primary
              Earnings Per Share for the year ended January 26, 1996
11.5      --  Computation of Supplemental Pro Forma Combined Fully Diluted
              Earnings Per Share for the nine months ended October 31,
              1996
11.6      --  Computation of Supplemental Pro Forma as Adjusted Fully
              Diluted Earnings Per Share for the nine months ended October
              31, 1996
11.7      --  Computation of Supplemental Pro Forma Combined Fully Diluted
              Earnings Per Share for the year ended January 26, 1996
11.8      --  Computation of Supplemental Pro Forma As Adjusted Fully
              Diluted Earnings Per Share for the year ended January 26,
              1996
23.1      --  Consent of Price Waterhouse LLP

EXHIBIT
  NO.                                 DESCRIPTION
-------                               -----------
23.2      --  Consent of Coopers & Lybrand L.L.P.
23.3      --  Consent of Deloitte & Touche LLP
23.4      --  Consent of Benjamin P. Butterfield, Esq. appears in his opinion filed as Exhibit 5
24.0      --  Power of Attorney (included in the signature page in Part II of the Registration Statement)

---------------

(1) Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1994.
(2) Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1994.
(3) Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended October 31, 1984.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and an offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Orlando, State of Florida, on this 18th day of February 1997.

                                          HUGHES SUPPLY, INC.

                                          By:      /s/  DAVID H. HUGHES
                                            ------------------------------------
                                                      David H. Hughes
                                              Chairman of the Board, and Chief
                                                      Executive Officer

                                              /s/  J. STEPHEN ZEPF
                                            ------------------------------------
                                                      J. Stephen Zepf
                                               Treasurer and Chief Financial
                                                           Officer,
                                            (Principal Financial and Accounting
                                                           Officer)

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David H. Hughes and J. Stephen Zepf, or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                      DATE
                      ---------                                     -----                      ----

                    /s/  DAVID H. HUGHES                           Director              February 18, 1997
-----------------------------------------------------
                   David H. Hughes

                 /s/  A. STEWART HALL, JR.                         Director              February 18, 1997
-----------------------------------------------------
                A. Stewart Hall, Jr.

                   /s/  VINCENT S. HUGHES                          Director              February 18, 1997
-----------------------------------------------------
                  Vincent S. Hughes

                   /s/  RUSSELL V. HUGHES                          Director              February 18, 1997
-----------------------------------------------------
                  Russell V. Hughes

                    /s/  JOHN D. BAKER II                          Director              February 18, 1997
-----------------------------------------------------
                  John D. Baker II

                      SIGNATURE                                     TITLE                      DATE
                      ---------                                     -----                      ----
                 /s/  ROBERT N. BLACKFORD                          Director              February 18, 1997
-----------------------------------------------------
                 Robert N. Blackford

                       /s/  JOHN B. ELLIS                          Director              February 18, 1997
-----------------------------------------------------
                    John B. Ellis

                   /s/  CLIFFORD M. HAMES                          Director              February 18, 1997
-----------------------------------------------------
                  Clifford M. Hames

                /s/  HERMAN B. McMANAWAY                           Director              February 18, 1997
-----------------------------------------------------
                 Herman B. McManaway

                   /s/  DONALD C. MARTIN                           Director              February 18, 1997
-----------------------------------------------------
                  Donald C. Martin

                      /s/  H. CORBIN DAY                           Director              February 18, 1997
-----------------------------------------------------
                    H. Corbin Day

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   4.1    --   Restated Articles of Incorporation of the Company, as
               amended(1)..................................................
   4.2    --   Composite By-laws of the Company(2).........................
   4.3    --   Form of Common Stock Certificate of the Company(3)..........
   5.0    --   Opinion of Benjamin P. Butterfield, Esq.....................
  11.1    --   Computation of Supplemental Pro Forma Combined Primary
               Earnings Per Share for the nine months ended October 31,
               1996........................................................
  11.2    --   Computation of Supplemental Pro Forma as Adjusted Primary
               Earnings Per Share for the nine months ended October 31,
               1996........................................................
  11.3    --   Computation of Supplemental Pro Forma Combined Primary
               Earnings Per Share for the year ended January 26, 1996......
  11.4    --   Computation of Supplemental Pro Forma As Adjusted Primary
               Earnings Per Share for the year ended January 26, 1996......
  11.5    --   Computation of Supplemental Pro Forma Combined Fully Diluted
               Earnings Per Share for the nine months ended October 31,
               1996........................................................
  11.6    --   Computation of Supplemental Pro Forma as Adjusted Fully
               Diluted Earnings Per Share for the nine months ended October
               31, 1996....................................................
  11.7    --   Computation of Supplemental Pro Forma Combined Fully Diluted
               Earnings Per Share for the year ended January 26, 1996......
  11.8    --   Computation of Supplemental Pro Forma As Adjusted Fully
               Diluted Earnings Per Share for the year ended January 26,
               1996........................................................
  23.1    --   Consent of Price Waterhouse LLP.............................
  23.2    --   Consent of Coopers & Lybrand L.L.P..........................
  23.3    --   Consent of Deloitte & Touche LLP............................
  23.4    --   Consent of Benjamin P. Butterfield, Esq. appears in his
               opinion filed as Exhibit 5..................................
  24.0    --   Power of Attorney (included in the signature page in Part II of the Registration Statement)..............................

---------------

(1) Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1994.
(2) Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended July 31, 1994.
(3) Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed for the quarter ended October 31, 1984.